LETTERHEAD OF BLANK ROME LLP

Phone:	(202) 772-5959

Fax:	(202) 772-5960

Email:	Joseph@BlankRome.com
December 2, 2008
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Impax Laboratories, Inc. Registration Statement on Form 10-12G, filed October 10, 2008 File No. 0-27354
Dear Mr. Riedler:
          On behalf of Impax Laboratories, Inc., we submit the Company’s responses to comments raised in your letter to the Company, dated November 7, 2008. In order to facilitate your review, each of the staff’s comments to which a response is required is followed by the Company’s response below. We have also provided, on a supplemental basis, a blackline document that compares the registration statement as originally filed with Amendment No. 2 being filed herewith. The references to page numbers below are to the blackline document.
General
3.	The footnotes to your exhibit index indicate that several documents listed as exhibits will be filed by amendment. Please file as promptly as possible all required exhibits, as we will need time to review all new disclosures, including all the exhibits. We may have further comments upon examination of the exhibits.

Response:
     The exhibits were included in Amendment No. 1, filed November 12, 2008.

Jeffrey P. Riedler
December 2, 2008

4.	We understand that the Company expects to make a request for confidential treatment with respect to several of the exhibits. To help us process these in a timely fashion, please submit any requests for confidential treatment as soon as practicable in accordance with Staff Legal Bulletin No. 1 (and addendum 1A), which can be found at http://www.sec.gov/interps/legal.shtml.

Response:
     The request was submitted November 12, 2008.
Explanatory Note, page 1
5.	Please expand this Explanatory Note to provide a concise discussion of the events that led to the Commission’s May 2008 revocation of your Section 12(g) registration. This discussion should include: the basis of the accounting issues that led to your failure to file quarterly and annual reports since 2004; the administrative proceedings that followed; and the Company’s efforts since then to complete the audit of its financial statements and resume its status as a reporting company.

Response:
     In response to this comment, the Company revised the Explanatory Note on page 1 to state the following:
“Our common stock was registered under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) until May 23, 2008, when the Securities and Exchange Commission (the “SEC”), in a proceeding commenced in December 2006, revoked such registration because of our failure to file the quarterly and annual reports required by Section 13 of the Exchange Act subsequent to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. See SEC Release No. 34-57864 (Admin. Proc. File No. 3-12519). Our failure to file those reports stemmed from our inability to determine the appropriate revenue recognition policy with respect to transactions under a multi-faceted alliance agreement. Our efforts to complete that process, including consultation with our auditors, our outside subject-matter experts and the SEC’s Office of the Chief Accountant (“OCA”), were ongoing from early 2005 until July 24, 2007, when the consultation process came to a close with OCA indicating it would not object to our proposed method to account for our alliance agreements with multiple deliverables. Thereafter, our efforts and those of our

Jeffrey P. Riedler
December 2, 2008

independent registered public accountants to complete their examination of our financial statements for each of the four years ended December 31, 2007 were ongoing until the completion of such examination on October 10, 2008.”
Recent Developments, page 1
6.	Please provide additional disclosure that addresses the recent departure of David Doll, the Company’s Executive Vice President of Commercial Operations and the separation agreement with Mr. Doll under which he resigned his position.

Response:
     In response to this comment, the Company added the following disclosure on pages 1 and 2:
“On August 1, 2008, David S. Doll, who until then had been our Executive Vice President, Commercial Operations, resigned. We entered into a separation agreement with Mr. Doll, under which we paid him severance benefits consisting of cash and shares of our common stock. Subsequently, we entered into a one-year consulting agreement, under which we issued to Mr. Doll additional shares of common stock and agreed to pay an hourly rate for services provided. Both agreements with Mr. Doll are more fully described under “Item 6. Executive Compensation — Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers — Employment Agreement with David S. Doll.””
7.	We are aware of recent news reports that concern a number of consumer complaints regarding the Company’s generic form of Wellbutrin, which is produced by Impax and distributed by Teva Pharmaceuticals. We understand that the FDA, which approved the generic form in December 2006, may decide to re-evaluate the drug as a result of consumer complaints about the efficacy of the 300 mg dose. Supplementally, please advise us of the facts at issue, the potential consequences of the FDA conducting a new trial and, if material, disclose this matter in both the “Recent Developments” and “Risk Factors” section of the Form 10.

Response:

Jeffrey P. Riedler
December 2, 2008

     The Company has received approximately 265 complaints regarding the performance of Wellbutrin XL in the 300 mg strength since its launch in December 2006. This rate of complaints is small and not unusual for an antidepressant product such as this, for which several million prescriptions have been written. The Company does not have access to the complaints received by other manufacturers, including the manufacturer of the branded product, but expects that it would not be significantly different from its own experience. The Company believes the complaints emanate principally from a scientific debate whether there is a therapeutic difference between the Company’s product and the branded product. In April 2008, the FDA published a report entitled “Review of Therapeutic Equivalence Generic Bupropion XL 300 mg and Wellbutrin XL 300 mg,” in which it concluded, “...The FDA considers the generic form of bupropion XL 300 mg ... bioequivalent and therapeutically equivalent to (interchangeable with) Wellbutrin XL 300 mg....” The full report is available at http://www.fda.gov/cder/drug/infopage/bupropion/TE_review.htm.
     In September 2008, in accordance with an unconfirmed report that the FDA had “re-opened” its investigation, an FDA spokeswoman stated that “[t]he case is not being reopened. The FDA continues to support the conclusions of our evaluation of generic Wellbutrin that was released in April in which the agency found the generic to be a safe and effective choice for consumers...The agency has agreed to look into doing a study that would test the drug in patients that have reported problems with the product.” The spokeswoman continued, “At this point we have no information as to how this will be done. We did discuss the possibility of a study with Mr. Joe Graedon (People’s Pharmacy). The FDA agrees it is important to study further if there is some specific reason (e.g., metabolic, genetic, or other) for the product to be not effective in certain patients. There is no information available yet on what type of study may be done. Finally, as you know, we are always interested in collecting data on marketed drug products.”
     Based on the foregoing, the Company does not believe the matter is material and thus has not added disclosure on the subject.
Item 1. Business, page 2
8.	You state that your business strategy in the generic pharmaceuticals market is to develop generic products that “reproduce the brand-name product’s physiological characteristics but not infringe any valid patents relating to the brand-name product.” Please revise your disclosure to provide a clear and concise explanation of how your technology and formulation expertise accomplishes this. It appears from the disclosure in the Form 10

Jeffrey P. Riedler
December 2, 2008

and the discussion of your products on the Company’s website that this product differentiation is primarily accomplished through your proprietary drug delivery systems, but this is not entirely clear. Please clarify.
Response:
     In response to this comment, the Company added the following disclosure on page 4:
“We generally focus on brand-name products as to which the patents covering the active pharmaceutical ingredient have expired or are near expiration, and we employ our proprietary formulation expertise to develop controlled-release technologies that do not infringe patents covering the brand-name products’ controlled-release technologies.”
9.	Please revise your disclosure to include a more detailed discussion of your proprietary controlled-release delivery technologies. For example, we note the discussion that appears on the Company’s website at http://www.impaxlabs.com/proptech.php.

Response:
     In response to this comment, the Company added the following disclosure on pages 6:
“Controlled-Release Technology
     Controlled-release drug-delivery technologies are designed to release drug dosages at specific times and in specific locations in the body and generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms. The controlled-release pharmaceuticals may improve drug efficacy, ensure greater patient compliance with the treatment regimen, reduce side effects or increase drug stability and be more “patient friendly” by reducing the number of times a drug must be taken.
     We have developed a number of different controlled-release delivery technologies that can be utilized with a variety of oral dosage forms and drugs. We believe that these technologies are flexible and can be applied to develop a variety of pharmaceutical products, both generic and branded. Our technologies utilize a variety of polymers and other

Jeffrey P. Riedler
December 2, 2008

materials to encapsulate or entrap the active pharmaceutical ingredients and to release them at varying rates or at predetermined locations in the gastrointestinal tract.”
10.	With respect to your summary of the Company’s pharmaceutical product activities to date (on page 3), you state that Impax has 46 ANDAs approved by the FDA, 19 applications pending and 50 products in various stages of development for which applications have not yet been filed. On page 4, however, you state that 38 ANDAs have been approved by the FDA (yet the list appears to include only 36 ANDAs), and in the Company’s press release from October 10, 2008 announcing the filing of the Form 10, you state that the Company has 76 products pending FDA review or under development. Please revise the Form 10 to ensure that the document is internally consistent with respect to the number of products approved, tentatively approved, pending or under development, as well as accurate and consistent with the Company’s other public disclosures.

Response:
     In response to this comment, the Company revised the summary of its pharmaceutical product activities:
•	On page 5, the disclosure was revised to state the following:
“The following summarizes our generic pharmaceutical product development activities to date:
•	52 ANDAs approved by the FDA, which include generic versions of brand-name pharmaceuticals such as Brethine®, Florinef®, Minocin®, Claritin-D® 12-hour, Claritin-D® 24-hour, Wellbutrin SR®, OxyContin® and Prilosec®.
•	23 applications pending at the FDA, including four tentatively approved (i.e., satisfying substantive FDA requirements but remaining subject to statutory pre-approval restrictions), that address approximately $11.0 billion in recent 12-month U.S. product sales.
•	76 products pending FDA review or in various stages of development for which applications have not yet been filed.”
•	On page 7, the disclosure was revised to state the following:

Jeffrey P. Riedler
December 2, 2008

“The following table lists our 47 products, representing 52 ANDAs that have been approved by the FDA . . .”
11.	Please provide a list of the products for which there are 19 ANDA applications pending at the FDA, similar to the list of your approved ANDAs.

Response:
     The products for which the Company has pending ANDAs is a significant asset of the Company and the confidential treatment of the identity of those products is competitively sensitive and is therefore not publicly disclosed, except in those instances where disclosure is required by operation of the regulatory process, as when, under the FDA regulations, the Company is required to notify a patent holder of the Company’s ANDA filing with the FDA along with its certification such ANDA will not infringe the patent or it has reason to believe the patent is invalid or unenforceable. Even in this “Paragraph IV” situation, the product identity remains confidential unless and until the patent holder elects to initiate patent infringement litigation. Accordingly, the Company added on page 10 the following disclosure and list of ANDAs covering only those products that have been publicly identified:
“As of November 21, 2008, we had 23 products pending at the FDA, of which 13 products, representing 13 ANDAs, had been publicly identified. The following table lists our 13 publicly identified products pending at the FDA:

Product	Generic of
Omeprazole 40 mg(1)	Prilosec®
Bupropion XL 150(1)	WellbutrinXL®
Divalproex Sodium 250, 500 mg ER Tablets	Depakote ER®
Fexofenadine Hydrochloride and Pseudoephedrine Hydrochloride 60/120mg ER Tablets	Allegra-D®
Minocycline ERT 45, 90, 135	Solodyn®
Methylphenidate 18, 27, 36, 54 mg ER	Concerta®
Oxymorphone 5, 7.5, 10, 15, 20, 30, 40 mg ER Tablets	Opana ER®
Amphetamine 5, 10, 15, 20, 25, 30 mg ER	Adderall XR®
Tamsulosin 0.4 mg ER Capsules	Flomax®
Tolterodine Tartrate 2, 4 mg ER Capsules	Detrol LA®
Tramadol 100, 200, 300 mg ER Tablets	Ultram ER®
Venlafaxine HCl 37.5, 75 and 150 mg ER Capsules	Effexor XR®
Duloxetine HCI 20, 30, and 60 mg DR Capsules	Cymbalta®

Jeffrey P. Riedler
December 2, 2008

(1)	Product is an additional strength of a product included under a previously approved ANDA.”
12.	Please revise your disclosure to clarify the meaning of “tentative” approval by the FDA.

Response:
     In response to this comment, the Company added the following parenthetical disclosure on page 5:
“23 applications pending at the FDA, including four tentatively approved (i.e., satisfying substantive FDA requirements but remaining subject to statutory pre-approval restrictions), that address approximately $11.0 billion in recent 12-month U.S. product sales.”
     In response to this comment, the Company added the following disclosure on page 17:
“During any period in which the FDA is required to withhold its approval of an ANDA due to a statutorily imposed non-approval period, the FDA may grant tentative approval to an applicant’s ANDA. A tentative approval reflects the FDA’s preliminary determination that a generic product satisfies the substantive requirements for approval, subject to the expiration of all statutorily imposed non-approval periods. A tentative approval does not allow the applicant to market the generic drug product.”
13.	We note your statement on page 3 that you have not independently verified information provided by Wolters Kluwer Health and that you reference to this information does not imply endorsement of such information. Please delete this statement. It is not appropriate to disclaim liability for statements included in your registration statement. Additionally, please revise to clarify whether you engaged this third party for purposes of providing this information and, if so, the nature of the engagement. If you did, then also file Wolters Kluwer Health’s consent as an exhibit to the filing.

Response:
     In response to this comment, the Company revised the disclosure on page 5 to state the following:

Jeffrey P. Riedler
December 2, 2008

“Unless otherwise indicated, all product sales data and U.S. market size data in this registration statement are based on information obtained from Wolters Kluwer Health, an unrelated third-party provider of prescription market data. We did not independently engage Wolters Kluwer Health to provide this information.”
Our Products, page 4
Generic Pharmaceuticals, page 4
14.	We note that the table of the Company’s generic pharmaceuticals that have been approved by the FDA includes a column estimating the size of the domestic market for these drugs. If you wish to include this information, please add an additional column that shows the Company’s annual revenue associated with each of these products for prior periods.

Response:
     The column estimating the size of the domestic markets has been removed on pages 8, 9 and 10 in accordance with this comment.
Brand-Name Pharmaceuticals, page 5
15.	Please clarify the meaning of “off-patent” drug substances.

Response:
     In response to this comment, the Company revised the disclosure on page 10 to state the following:
“We intend to utilize our formulation and development expertise as well as our drug delivery technologies in the formulation of drug substances no longer protected by patents as differentiated, modified, or controlled-release pharmaceutical products that we will market as brand-name products.”
16.	Please revise to make clear that the Company has thus far not commercialized any products in its brand-name segment and describe the extent of all clinical studies currently being undertaken, as well as the total number of INDs and NDAs filed with the FDA for products under development. If the Phase III clinical study of the product

Jeffrey P. Riedler
December 2, 2008

intended to treat spasticity and the IND for another CNS product described in the Form 10 are the only such milestones that have thus far been reached in the Company’s brand-name program, please make this clear as well.
Response:
     In response to this comment, the Company revised the disclosure on page 10 to state the following:
“While we have not yet commercialized a brand-name product and have withdrawn our only NDA filed to date, we have recently completed a Phase III clinical study of one product intended to treat spasticity in patients with multiple sclerosis. We have also recently filed our third IND application, which will allow us to begin clinical studies of another CNS product, and are in the early exploratory phase with respect to four other CNS products.”
Competition, page 6
17.	With respect to the generic pharmaceutical market, you state that competition “is sometimes limited to those competitors who possess the appropriate drug delivery technology.” Please identify by name any competitors of whom you are aware that compete, or by virtue of their technology, could potentially compete, with Impax for a share of the generic markets you target.

Response:
     In response to this comment, the Company added the following disclosure on page 11:
“Our principal competitors are Barr Pharmaceuticals Inc., Sandoz, Inc., Mylan, Inc., Ranbaxy Laboratories Limited, Teva Pharmaceutical Industries, Ltd. (“Teva”) and Watson Pharmaceuticals, Inc.”
Sales and Marketing, page 6
18.	We note your list of the Company’s top five customers by percentage of gross sales. Please disclose the names of these customers and their relationship, if any, with Impax to the extent that aggregate sales to the customer are greater than 10% of the Company’s consolidated revenues and the loss of such customer would have a material adverse effect

Jeffrey P. Riedler
December 2, 2008

on Impax. Refer to Item 101(c)(iv) of Regulation S-K. Additionally, if you have agreements with any of these parties, please file the agreements as exhibits or explain why you believe you are not substantially dependent on them.
Response:
     In response to this comment, the Company revised the disclosure on page 11 to state the following:
“Our five major customers, Teva, Cardinal Health, McKesson, Amerisource-Bergen, and DAVA, accounted for 70% and 80% of revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. These five customers individually accounted for 18.4%, 17.2%, 14.1%, 10.9% and 9.7% of our revenue for the nine months ended September 30, 2008 and 36.9%,13.7%, 13.2%, 10.7% and 5.7% of our revenue for the year ended December 31, 2007, although these percentages do not necessarily correspond to the customers in the order presented above. We have long-term contracts only with Teva and DAVA. A reduction in or loss of business with any one of these customers, or any failure of a customer to pay us on a timely basis, would adversely affect our business.”
The disclosure, for competitive reasons, does not identify the percentage of revenue attributable to each customer. The only material agreements with any of these customers are those with Teva and DAVA, which have been filed as exhibits.
Rx Partner and OTC Alliance Agreements, page 7
19.	In your discussion of each agreement, please briefly indicate the portion of the Company’s revenues that were attributable to the respective agreement in prior fiscal periods, in terms of total dollars and on a percentage basis.

Response:
     In response to this comment, the Company added the following disclosure on page 12:

Jeffrey P. Riedler
December 2, 2008

“The revenue recognized and the percentage of total revenue for each of the periods noted, for the Rx Partner and OTC Partners alliance agreements, is as follows:”

	Year Ended December 31,
Revenue and % Total	($ in thousands)
Revenue	2007		2006		2005
Teva Agreement	$42,480	16%	$33,910	25%	$12,547	11%
Dava Agreement	118,634	43%	2,899	2%	83	—%

Sub-Total: Rx
Partners	$161,114	59%	$36,809	27%	$12,630	11%
OTC Partners	$11,866	4%	$13,782	10%	$10,451	9%

20.	You state that your reference to OTC Partners refers to your agreements with Wyeth, Schering-Plough and others. However, on page 8 you state that you have five OTC alliance agreements but that three have been terminated. Please revise to clarify here that there are no others and that your OTC Partners refers to your agreements with Wyeth and Schering-Plough. Additionally, revise page 8 to state that you have two alliance agreements, rather than five.

Response:
     In response to this comment, the Company revised the summary of its OTC Partners alliance agreements:
•	On page 12, the disclosure was revised to state the following:
“On a combined basis, the alliance agreements with Teva and DAVA are referred to as “Rx Partners,” and the alliance agreements with Wyeth and Schering-Plough are referred to as “OTC Partners.”
•	On page 14, the disclosure was revised to state the following:
“OTC Partners Alliance Agreements
     We have an exclusive development, license and supply agreement with Wyeth relating to our generic Claritin-D® 12-hour extended release product. Under the agreement, which was entered into in 2002 and included an upfront payment and product-development milestone payments, we receive quarterly royalty payments consisting of a

Jeffrey P. Riedler
December 2, 2008

percentage (less than 10%) of Wyeth’s sales. Wyeth launched the 12-hour product in May 2003 as its OTC Alavert D-12 Hour®. The Wyeth agreement terminates in April 2018.
     We also entered into a non-exclusive licensing, contract manufacturing and supply agreement with Schering-Plough relating to our generic Claritin-D® 12-hour extended release product in 2002. Under this agreement, which included an upfront payment and milestone payments by Schering-Plough, Schering-Plough purchases the product from us at a fixed price. Schering-Plough launched our product as its Claritin-D® 12-hour in March 2003. After our product supply obligations to Schering-Plough end, which is expected in the first quarter of 2009, Schering-Plough is expected to manufacture the product. The Schering-Plough agreement terminates two years after our product supply obligations conclude. During this two year period, Schering-Plough will pay us a royalty fee consisting of an amount (less than $50) per thousand tablets of their product sold.”
Teva Agreement, page 7
21.	We note your statement on page 8 that “other significant provisions” of the Teva Agreement are discussed in detail in ‘Item l5. Financial Statements and Exhibits — Note 13 to Consolidated Financial Statements.’” If you believe that there are significant terms of the Teva Agreement that appear in the notes to the financial statements but are not also discussed in the Business section of the Form 10, please revise this section accordingly.
Response:

The Company believes all significant provisions of the Teva Agreement are discussed in detail in the Business section; the word “significant” has been removed from page 13 in accordance with this comment.

22.	Please clarify the current status of the Teva Agreement and the remaining contractual terms for which the parties are still obligated.

Response:
     In response to this comment, the Company added the following disclosure on page 13:

Jeffrey P. Riedler
December 2, 2008

“Our remaining obligations under the Teva Agreement are to complete development of the covered products still under development, continue our efforts to obtain FDA approval of those not yet approved, and manufacture and supply the approved products to Teva. Our obligation to manufacture and supply each product extends for 10 years following the commercialization of the product.”
DAVA Agreement, page 8
23.	You state that because of the May 2007 settlement with the patent holder of OxyContin, distribution of your generic version of OxyContin terminated in early 2008 “for the foreseeable future.” Please clarify under what circumstances sales of the generic would resume. Furthermore, if the loss of revenue derived from sales of this product may have a material adverse effect on Impax, please specify the associated revenues involved.

Response:
     In response to this comment, the Company added the following disclosure on page 13:
“As a result of the May 2007 settlement of litigation brought by the OxyContin® patent holder, distribution of our product for the foreseeable future terminated in early 2008, and can resume only upon expiration of the last OxyContin® patent in 2013 or certain other events. As a result, the DAVA agreement, while not terminated, imposes no obligations on either party for the foreseeable future. Our revenue under the DAVA Agreement, net of deferred product manufacturing costs recognized, was $38,674,000 for the six and nine months ended June 30 and September 30, 2008, and $92,949,000, $1,754,000 and $26,000 for the years ended December 31, 2007, 2006 and 2005, respectively.”
24.	Has your agreement with DAVA been terminated? If not and to the extent they are potentially material to your company, describe the material terms of the agreement.

Response:
The DAVA Agreement has not been terminated, and the material terms of the DAVA Agreement, which are described on page 13 of the Form 10, will remain the same in the event sales under the DAVA Agreement should resume. The status of the DAVA Agreement is further discussed in our response to comment 74.

Jeffrey P. Riedler
December 2, 2008

OTC Partners’ Alliance Agreements, page 8
25.	For each of these agreements, quantify the amount of each upfront payment, the aggregate potential milestone payments, the payments made/received to date and discuss[ion] the term and termination provisions. Provide additional information about the royalty provisions. For example, are the royalty rates in the low single digits, between 10% to 20%, etc. Additionally, explain how your agreement with Wyeth is “semi-exclusive.”

Response:
     In response to those portions of the comment addressing payments under the OTC Partners alliance agreements, the Company added descriptions of the royalty payments in the language quoted in response to comment 20 above and, with respect to upfront and milestone payments, added the following disclosure on page 14:
“The upfront payments and potential milestone payments provided for by these agreements, together with the upfront and milestone payments received under each, are as follows:”
(unaudited)
($ in thousands)

				Upfront and
			Aggregate Potential	Milestone Payments
OTC Partner	Initial Date	Upfront Payment	Milestone Payments	Received
Schering-Plough	June 2002	$2,250	$2,250	$4,500
Wyeth Consumer Healthcare	June 2002	$350	$4,050	$2,000
The term “semi-exclusive” has been replaced with “exclusive,” as the extent to which the agreement with Wyeth is not exclusive is immaterial.
Promotional Services Agreements, page 9
26.	We note that you intend to file this agreement as an exhibit. Please also describe the material terms of the agreement and explain how significant this service is to your company and your revenues.

Jeffrey P. Riedler
December 2, 2008

Response:
     In response to this comment, the Company revised the disclosure on page 14 to state the following:
“Wyeth Co-Promotion Agreement
In 2008, we entered into a co-promotion agreement with Wyeth under which we will provide promotional services for a Wyeth branded CNS product beginning in mid-2009. We will receive a fee for each face-to-face product presentation and will also be eligible to receive incentive fees based on the number of annual prescriptions filled for the CNS product. The agreement terminates three years from the initiation of our services.”
Manufacturing, page 10
27.	To the extent known, please disclose how long before the Company expects the Hayward, California manufacturing facility to reach full production capacity if the facility in Taiwan does not become operational.
Response:
     In response to this comment, the Company added the following disclosure on page 15:
“Based on existing demand and expected increased demand due to anticipated new product approvals, we expect the Hayward facility to be fully utilized by the fourth quarter of 2012 if the additional capacity of the Taiwan facility is not available by that time, as currently expected.”
Raw Materials, page 10
28.	Please disclose the raw materials that the Company requires that are available from only a limited number of suppliers; the relative importance of these materials to the Company’s operations; whether the Company has long-term agreements with these suppliers; and whether there have been any previous delays or scarcity of materials that may have had a material effect on the Company’s operations.
Response:

Jeffrey P. Riedler
December 2, 2008

     In response to this comment, the Company added the following disclosure on page 15:
“Those of our raw materials that are available from a limited number of suppliers are Bendroflumethiazide, Chloroquine, Colestipol, Digoxin, Flavoxate, Methyltestosterone, Nadolol, Orphenadrine, Terbutaline and Klucel, all of which are active pharmaceutical ingredients except Klucel, which is an excipient used in several product formulations. The manufacturers of two of these ingredients, Formosa Laboratories, Ltd. and a division of Ashland, Inc., are sole-source suppliers. While none of the active ingredients is individually significant to our business, the excipient is utilized in a number of significant products, it is manufactured for a number of industrial applications and supplies have been readily available. Only one of these raw materials is covered by a long-term supply agreement. While we have experienced occasional interruptions in supplies, none has had a material effect on our operations.”
Risk Factors, page 14
29.	Please include a risk factor discussing your failure to file periodic reports and the revocation of your registration. The discussion should address the consequences of being de-registered, including the effect on liquidity.
Response:
     In response to this comment, the Company added the following disclosure on page 19:
“The SEC previously revoked the registration of our common stock due to our failure to file periodic reports required by the Exchange Act. If we fail to timely file these reports in the future, public information about us would become more limited and the SEC could again seek to deregister our common stock, which could negatively impact our business and liquidity, significantly reduce the liquidity of our common stock and prevent investors from buying or selling our common stock in the public market.
     On May 23, 2008, the SEC revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act based upon

Jeffrey P. Riedler
December 2, 2008

our failure to file quarterly and annual reports required by the Exchange Act subsequent to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. Our failure to file these periodic reports was the result of our inability to determine the appropriate accounting treatment for transactions under the Teva Agreement. As a result of this deregistration, public trading in our common stock ceased as of May 23, 2008.
     Once this registration statement becomes effective, we will again be required to file periodic reports with the SEC. Although we have resolved the accounting issues presented by the Teva Agreement, there can be no assurance that we will not be delinquent in the filing of these periodic reports in the future. If we are unable to timely file our periodic reports, the SEC could again commence proceedings to suspend or revoke the registration of our common stock. The SEC could also seek to impose a trading halt in our common stock for up to 10 trading days if it believes the public interest and the protection of investors requires it. Our failure to file periodic reports would also substantially limit the amount of financial and other information about us that would be available to our stockholders and investors, which could make it more difficult for investors to trade our stock or ascertain the price for our stock.
     If our common stock is ultimately deregistered again, brokers, dealers and other market participants would be prohibited from buying or selling, making a market in, or publishing quotations or otherwise effecting transactions with respect to our common stock. As a result, public trading of our common stock would again cease. This could have an adverse effect on our business and liquidity, significantly reduce the liquidity of our common stock and limit the ability of our stockholders to buy or sell our common stock.”
Risks Related to Our Business, page 14
We have experienced operating losses and negative cash flow..., page 14
30.	To give some context to this risk factor, please include in this discussion your operating losses for the fiscal years 2006 and 2005 and your net income from operations for the fiscal year ended 2007 and the first six months of 2008.

Jeffrey P. Riedler
December 2, 2008

Response:
     In response to this comment, the Company added the following disclosure on page 20:
“We recorded net income of $9.6 million and $125.9 million for the nine months ended September 30, 2008 and year ended December 31, 2007, respectively. Although 2007 was our first profitable year and we continued to record net income for the first nine months of 2008, we recorded net losses of $12.0 million and $5.8 million for the years ended December 31, 2006 and 2005, respectively.”
If we are unable to continue to obtain financing..., page 14
31.	Please incorporate into this discussion the rate at which you are consuming cash to fund your operations and your expectation as to how this level of spending will increase in the future.
Response:
     As disclosed in the consolidated statements of cash flows, net cash provided by operating activities was $119,014,000 for the year ended December 31, 2007 and $21,412,000 for the nine months ended September 30, 2008, respectively. Purchases of property plant and equipment amounted to $18,836,000 and $20,873,000 in the respective periods. The consolidated statements of operations report research and development operating expenses of $39,992,000 and $43,653,000 respectively, for the same periods. The Company anticipated full year 2008 capital expenditures of approximately $34,000,000 and research and development expenses of approximately $65,000,000. The Company manages the level of spending on capital expenditures and research and development projects in light of a number of factors, including revenue expectations for the period in question. The Company believes it has or will have sufficient resources from operations to fund its planned level of investments for at least the next two years. Accordingly, the Company believes the lack of available financing will not be a significant risk during the next two years and has therefore determined to delete this risk factor.
32.	To the extent practicable, please disclose your best estimate of the amount of additional funds you will need during the next two years to operate your business and fulfill your business objectives.

Jeffrey P. Riedler
December 2, 2008

Response:
     See the response to the preceding comment.
Any delays or unanticipated expenses in connection with...our Taiwan facility..., page 15
33.	Please revise your disclosure to disclose the expected completion of your Taiwan facility and when it [i]s expected to be fully operational. If you have experienced delays, increases in estimated expenses or other setbacks, please revise to describe these situations.
Response:
     In response to this comment, the Company revised the disclosure on page 21 to state the following:
“Any delays or unanticipated expenses in connection with the construction of our Taiwan facility could have a material adverse effect on our results of operations, liquidity and financial condition.
     In the second half of 2007, we began construction of a new manufacturing facility in Taiwan at an estimated cost of $25.0 million, of which we spent approximately $13.1 million, in the aggregate, in 2008 and 2007. We estimate that the new facility will have an annual production capacity of approximately 450 million tablets and capsules. We expect construction of the facility to be completed in 2009, equipment to be installed, validated and approved by the FDA during 2009, and product shipment to begin in early 2010.
     While we have thus far not suffered any material delays, increases in estimated expenses or other material setbacks associated with the construction of the manufacturing facility, no assurance can be given that we will timely complete the construction of the facility or that its construction costs will not exceed any amounts budgeted by us. During any delays in development, changing market conditions could render projections relating to our investment in the new facility inaccurate or unreliable. There can also be no assurance that the facility will be approved by the FDA within the time frame we expect, or at all. In addition, there can be no assurance that the facility will become

Jeffrey P. Riedler
December 2, 2008

operational as anticipated or ultimately result in profitable operations. If the facility has not become operational by the fourth quarter of 2012, we will, based upon current projections, reach full production capacity at our Hayward, California manufacturing facility. If our manufacturing capacity were to be exceeded by our production requirements, we could lose customers and market share to competing products, and otherwise suffer adverse effects to our results of operations, liquidity and financial condition.”
34.	In addition, please elaborate on the risks to the Company of incurring unanticipated delays in the site’s construction. In other words, you should explain why failure to complete the project in accordance with the Company’s established timeline poses the risk of a material adverse effect on the Company’s results of operations liquidity and financial condition.
Response:
Please see the response to the preceding comment.
We face intense competition..., page 17
35.	As with your earlier discussion of competition in the Business section, please identify by name any competitors of whom you are aware that compete, or by virtue of their technology, could potentially compete, with Impax for a share of the generic markets you target.
Response:
     In response to this comment, the Company added the following disclosure on page 26:
“Our principal competitors are Barr Pharmaceuticals Inc., Sandoz, Inc., Mylan, Inc., Ranbaxy Laboratories Limited, Teva and Watson Pharmaceuticals, Inc.”
36.	If the Company is aware of parties who have been granted market exclusivity rights by the FDA with respect to pharmaceuticals that would compete with the Company’s products, and this could materially adverse affect the Company, please disclose this information.

Jeffrey P. Riedler
December 2, 2008

Response:
     The obtaining of six months of market exclusivity for any product provides a significant market advantage with respect to such product, and the Company seeks to be the first to file an ANDA in order to achieve such six month market exclusivity (as provided by law) whenever possible. The Company has not often obtained the six month market exclusivity, however, and its business strategy is not dependent upon obtaining such market exclusivity. It therefore believes disclosure of information concerning six month market exclusivity obtained by competing products would not provide meaningful information and could be misleading.
Our inexperience in conducting clinical trials..., page 19
37.	This risk factor, as currently written, appears to cover[s] two separate risks:
a.	the Company’s limited experience in conducting and supervising clinical trials, and

b.	the risks inherent in the clinical trial process itself.
Please revise your disclosure to separate each of the two risk factors into two appropriately titled risk factors.
Response:
     In response to this comment, the Company separated the risk factor into two appropriately titled risk factors on pages 26, 27 and 28 as follows:
“Our inexperience in conducting clinical trials and submitting New Drug Applications could result in delays or failure in development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, and financial condition.
     With respect to products that we develop that are not generic equivalents of existing brand-name drugs and thus do not qualify for the FDA’s abbreviated application procedures, we must demonstrate through clinical trials that these products are safe and effective for use. We have only limited experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. Our studies and filings

Jeffrey P. Riedler
December 2, 2008

may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval. There are substantial filing fees for NDAs that are not refundable if FDA approval is not obtained.
     There is no assurance that our expenses related to NDAs and clinical trials will lead to the development of brand-name drugs that will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity and financial condition.
The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.
     There are a number of risks and uncertainties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval or limited profile of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.
     Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. For example, we had sought to develop a product containing carbidopa/levodopa for the

Jeffrey P. Riedler
December 2, 2008

treatment of Parkinson’s Disease. Following completion of the clinical trials and submission of the NDA, the NDA was not approved due to the FDA’s concerns over product nomenclature and the potential for medication errors. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:
•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or foreign regulatory agencies.
     In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development which may delay the enrollment in or initiation of our

Jeffrey P. Riedler
December 2, 2008

clinical trials. Many of these companies have more significant resources than we do.
     The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There is no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.”
38.	We note your statement that you have in the past suffered significant setbacks in clinical trials. Please elaborate on the matter or matters to which you are alluding.
Response:
     In response to this comment, the Company added the following disclosure on page 27:
“For example, we had sought to develop a product containing carbidopa/levodopa for the treatment of Parkinson’s Disease. Following completion of the clinical trials and submission of the NDA, the NDA was not approved due to the FDA’s concerns over product nomenclature and the potential for medication errors.”
We are routinely subject to patent litigation that can delay or prevent our commercialization of products..., page 21
39.	Given the relatively high level of the Company’s involvement in litigation over intellectual property rights, please move this risk factor near the beginning of the Risk Factors section so that it is more prominently displayed relative to other risks discussed.
Response:
     In response to this comment, the Company relocated the risk factor near the beginning of the “Risk Factors” section to page 23.

Jeffrey P. Riedler
December 2, 2008

40.	Please include in your discussion of patent litigation a concise summary of current litigation, which should address the products involved, any significant costs expended, the status of the litigation and the potential liability should the matter be decided against the company. The summary need not be an exhaustive recitation of the information provided in the more detailed “Legal Proceedings” section, but should at a minimum put into context the risks faced by the Company and help make them more concrete for the reader.
Response:
     In response to this comment, the Company revised the risk factor on page 23 to state the following:
“We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.
     Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. Likewise, patent holders may bring patent infringement suits against companies that are currently marketing and selling their approved generic products. Patent infringement litigation involves many complex technical and legal issues and its outcome is often difficult to predict, and the risk involved in doing so can be substantial, because the remedies available to the owner of a patent in the event of an unfavorable outcome include damages measured by the profits lost by the patent owner rather than the profits earned by the infringer. Such litigation usually involves significant expense and can delay or prevent introduction or sale of our products.
     We are involved in nine patent infringement suits involving the following products: (i) Omeprazole Delayed Release Capsules, 10 mg, 20 mg and 40 mg (generic to Prilosec®); (ii) Fexofenadine/Pseudoephedrine Tablets (generic to Allegra® and Allegra-D®); (iii) Riluzole Tablets 50mg (generic to Rilutek®); (iv) Oxymorphone HCl Extended Release (“ER”) Tablets 5 mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg, 40 mg (generic to Opana® ER); (v) Minocycline Hydrochloride Extended Release Tablets 45mg, 90mg, 135mg (generic to Solodyn®); (vi) Tolterodine Tartrate ER Capsules, 2 mg and 4 mg (generic to Detrol LA®); (vii) Tamsulosin

Jeffrey P. Riedler
December 2, 2008

Hydrochloride Capsules, 0.4 mg (generic to Flomax®); (viii) Tramadol Hydrochloride ER Tablets 100 mg and 200 mg (generic to Ultram® ER) and (ix) Duloxetine Hydrochloride DR Capsules, 20 mg, 30 mg, and 60 mg (generic to Cymbalta®). Through the nine months ended September 30, 2008, we had incurred costs of approximately $1,635,000 in connection with our participation in these matters, which are in varying stages of litigation. If any of these patent litigation matters are resolved unfavorably, we or any collaborative partners may be enjoined from manufacturing or selling the product that is the subject of such litigation without a license from the other party. In addition, if we decide to market and sell products prior to the resolution of patent infringement suits, we could be held liable for lost profits if we are found to have infringed a valid patent, or liable for treble damages if we are found to have willfully infringed a valid patent. As a result, any patent litigation could have a material adverse effect on our results of operations, financial condition and growth prospects, although it is not possible to quantify the liability we could incur if any of these suits are decided against us.”
A substantial portion of our total revenues is derived from sales to a limited number of customers, page 21
41.	Please disaggregate the percentage of revenue attributable to your five major customers and instead present the revenue derived from each of these customers individually.
Response:
     In response to this comment, the Company revised the risk factor on pages 29 and 30 to state the following:
“A substantial portion of our total revenues is derived from sales to a limited number of customers.
     We derive a substantial portion of our revenue from sales to a limited number of customers. Our five major customers, Teva, Cardinal Health, McKesson, Amerisource-Bergen, and DAVA, accounted for 70% and 80% of revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. These five customers individually accounted for 18.4%, 17.2%, 14.1%, 10.9% and 9.7% of our revenue for the nine months ended September 30, 2008 and 36.9%,13.7%, 13.2%, 10.7% and 5.7% of our

Jeffrey P. Riedler
December 2, 2008

revenue for the year ended December 31, 2007, although these percentages do not necessarily correspond to the customers in the order presented above. We have long-term contracts only with Teva and DAVA. See “Item 1. Business — Rx Partner and OTC Partner Alliance Agreements — Rx Partners Alliance Agreements” for a discussion of our agreements with Teva and DAVA. A reduction in or loss of business with any one of these customers, or any failure of a customer to pay us on a timely basis, would adversely affect our business.”
For competitive reasons, the individual percentages of revenue are not attributed to any particular customer.

42.	In addition, for each of these customers, please disclose whether the Company has long-term and/or written contractual arrangements with the customer and indicate which products are sold via the customer relationship.
Response:
     With respect to whether the Company has a long-term and/or written contractual arrangement with any of its five major customers, please see the response to the preceding comment. The Company provides a description of the products it sells via its agreements with Teva and DAVA on pages 12 and 13.
We are dependent on a small number of suppliers for our raw materials, page 21
43.	As with your earlier discussion of raw materials in the Business section, please identify essential raw materials that are available from only a limited number of suppliers; the relative importance of these materials to the Company’s operations; whether the Company has long-term agreements with these suppliers; and whether there have been any previous delays or scarcity of materials that may have had a material effect on the Company’s operations. If you have a sole-source supplier for an essential or scarce raw material, please identify the supplier. To the extent you have any supply agreements with these parties, please file them as exhibit and describe the material terms in an appropriate location in your filing. Alternatively, tell us why you believe you are not substantially dependent on the agreements.
Response:
     In response to this comment, the Company added the following disclosure on page 31:
“Those of our raw materials that are available from a limited number of suppliers are Bendroflumethiazide, Chloroquine, Colestipol, Digoxin, Flavoxate, Methyltestosterone, Nadolol, Orphenadrine, Terbutaline and Klucel, all of which are active pharmaceutical ingredients except Klucel, which is an excipient used in several product formulations. The manufacturers of two of these ingredients,

Jeffrey P. Riedler
December 2, 2008

Formosa Laboratories, Ltd. and a division of Ashland, Inc., are sole-source suppliers. While none of the active ingredients is individually significant to our business, the excipient is utilized in a number of significant products, it is manufactured for a number of industrial applications and supplies have been readily available. Only one of these ingredients is covered by a long-term supply agreement. While we have experienced occasional interruptions in supplies, none has had a material effect on our operations.”
The Company has one agreement with a supplier of an active pharmaceutical ingredient, but does not deem it a material contract as the related product does not generate significant revenue and the Company is thus not substantially dependent upon the agreement.
We depend on qualified scientific and technical employees, page 22
44.	Please disclose the extent to which your key personnel are covered by employment contracts and whether key people have recently departed, are planning to leave, retire or are nearing retirement age. Also disclose any key employee insurance policies that you carry.
Response:
     In response to this comment, the Company revised the risk factor on page 31 to state the following:
“We depend on qualified scientific and technical employees, and our limited resources may make it more difficult to attract and retain these personnel.
     Because of the specialized scientific nature of our business, we are highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Except for the recent death of Dr. Hsiao, our former chairman of the board of directors, who co-led our research and development activities until 2004 and thereafter took charge of exploratory research activities, we have to date not experienced, or become aware of pending, significant losses of scientific or technical personnel and have retained sufficient personnel to assume Dr. Hsiao’s scientific responsibilities. Loss of the services of, or failure to recruit, key scientific and technical personnel, however, would be significantly

Jeffrey P. Riedler
December 2, 2008

detrimental to our product-development programs. As a result of our small size and limited financial and other resources, it may be difficult for us to attract and retain qualified officers and qualified scientific and technical personnel.
     We maintain an employment agreement with our chief executive officer, Dr. Hsu, which was entered into in December 1999. All of our other key personnel are employed on an at-will basis with no formal employment agreements. We purchase a life insurance policy as an employee benefit for Dr. Hsu, but do not maintain “Key Man” life insurance on any executives.”
45.	In the context of this risk factor, please address the effect to the Company, if any, of the recent death of Dr. Charles Hsiao, Ph.D., the Chairman and former Co-CEO. We note that Dr. Hsiao had most recently been in charge of exploratory research activities.
Response:
     Please see the response to the preceding comment.
We depend on our intellectual property..., page 24
46.	Please update your risk factor to state the number of patents you have filed and the number of patents you have licensed, how many of those were granted, and how many of those are still pending.
Response:
     The Company is not dependent upon patents as distinct from trade secrets, know-how and other intellectual property. Accordingly, the Company has revised the risk factor on page 33 to eliminate references to patents as follows:
“We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.
     We believe intellectual property protection is important to our business and that our future success will depend, in part, on our ability to maintain trade secret protection and operate without infringing on the rights of others. We cannot assure you that:

Jeffrey P. Riedler
December 2, 2008

•	any of our future processes or products will be patentable;

•	our processes or products will not infringe upon the patents of third parties; or

•	we will have the resources to defend against charges of patent infringement by third parties or to protect our own rights against infringement by third parties.
     We rely on trade secrets and proprietary knowledge related to our products and technology which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. If these agreements are breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known by our competitors.”
We are subject to potential product liability claims that can result in substantial litigation costs and liability, page 25
47.	Please disclose the limitations of your insurance.
Response:
     In response to this comment, the Company disclosed on page 33 that it currently carried $80.0 million in product liability insurance.
If we fail to maintain an effective system of internal control over financial reporting, page 25
48.	Please relocate this discussion to the beginning of the “Risk Factors” section, given the significance of these financial reporting issues to the Company in recent years. Please also discuss the likelihood that similar accounting problems that led to the Company’s reporting delinquency will recur.
Response:
     In response to this comment, the Company has relocated the risk factor near the beginning of the “Risk Factors” section to pages 19 and 20 and added the following disclosure to page 20:

Jeffrey P. Riedler
December 2, 2008

“The existence of material weaknesses in our internal control over financial reporting may also affect our ability to timely file periodic reports under the Exchange Act. In May 2008, the SEC revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act based upon our failure to file the quarterly and annual reports required by the Exchange Act subsequent to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. Our failure to file these reports was the result of our inability to determine the appropriate accounting treatment for transactions under the Teva Agreement.
Although we remedied the accounting issues presented by the Teva Agreement and do not believe a similar accounting problem is likely to recur, an internal control material weakness may develop in the future and affect our ability to timely file our periodic reports. The inability to timely file periodic reports under the Exchange Act could result in the SEC again revoking the registration of our common stock, which would prohibit us from listing or having our stock quoted on any public market, including the OTC Bulletin Board® and Pink Sheets®. This would have an adverse effect on our business and stock price by limiting the publicly available information regarding us and greatly reducing the ability of our stockholders to sell or trade our common stock.”
49.	In addition to the risks of inaccuracy and fraud, please revise the caption of this risk factor as well as the body so that it incorporates the risk that poor controls may result in the inability to timely file reports and the loss of reporting status.
Response:
     Please see the response to the preceding comment.
Our revenues and operating income could fluctuate significantly, page 26
50.	Please provide, as an example of your susceptibility to significant fluctuations in revenue and operating income, the effect on your operations of the introduction, and subsequent termination, of your generic version of OxyContin. Please describe the reasons for the large increase and subsequent decrease in operating income associated with this product and specify the effect on income.
Response:

Jeffrey P. Riedler
December 2, 2008

     In response to this comment, the Company added the following disclosure on page 35:
“For example, when we settled our patent infringement litigation relating to our generic version of OxyContin and agreed to terminate sales of our product in early 2008, we revised our estimate of the remaining life of the related DAVA Agreement and adjusted the period of revenue recognition and product manufacturing cost amortization under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). The change in the revenue recognition period for the DAVA Agreement had the effect of increasing income from operations for the year ended December 31, 2007 by $73,226,000 and basic earnings per share by $1.25. In addition, our revenue under the DAVA Agreement, net of deferred product manufacturing costs recognized, was $38,674,000 for the nine months ended September 30, 2008 and $92,949,000 for the year ended December 31, 2007. The loss of such revenue materially affected our results of operations for the nine months ended September 30, 2008 and may have a material adverse effect on our future results of operations.”
Because of the location of our manufacturing and research and development facilities..., page 27
51.	Please disclose whether the Company carries insurance against this risk.
Response:
     In response to this comment, the Company added the following disclosure on page 37:
“While we presently carry $40.0 million of dedicated California earthquake coverage, which we believe is appropriate in light of the risks, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. We may discontinue some or all of this insurance coverage in the future if the cost of premiums exceeds the value of the coverage discounted for the risk of loss. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities.”
Terrorist attacks and other acts of violence or war may adversely affect our business, page 26

Jeffrey P. Riedler
December 2, 2008

52.	Please revise this discussion to identify the facts and circumstances that would make your company and its operations more susceptible to acts of terrorism and violence than any other company.
Response:
     In response to this comment, the Company revised the risk factor on page 36 to state the following:
“Terrorist attacks and other acts of violence or war may adversely affect our business.
     Terrorist attacks at or nearby our facilities in Hayward, California or Philadelphia, Pennsylvania, or the construction site of our manufacturing facility in Taiwan may negatively affect our operations or delay the completion of our facility in Taiwan. While we do not believe that we are more susceptible to such attacks than other companies, such attacks could directly affect our physical facilities or those of our suppliers or customers. Furthermore, such attacks may make the transportation of our products more difficult and more expensive, and ultimately affect our sales.
     We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, we do not carry terrorism insurance coverage. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities.”
We are a defendant in securities litigation that exposes us to liability..., page 27
53.	Please revise to disclose the status of this litigation, the level of insurance coverage for liability arising out of these claims, and provide an approximation of the Company’s potential liability to the plaintiffs.

Jeffrey P. Riedler
December 2, 2008

Response:
     In response to this comment, the Company revised the risk factor on page 37 to state the following:
“We are a defendant in securities litigation that exposes us to liability and could result in the diversion of management’s attention from our business.
     We and current and former members of our senior management are defendants in a consolidated class action brought on behalf of purchasers of our common stock between May 5 and November 3, 2004 alleging that, based upon the restatement of our financial results for the first two quarters of 2004, we filed false and misleading financial statements for those two quarters, thereby artificially inflating the market value of our stock. The action is now in the discovery phase. Our remaining insurance coverage is approximately $5 million. While the plaintiffs’ complaint does not specify the amount of damages they seek, and while we believe the action is without merit and that the class of plaintiffs represented has incurred no damages, the amount sought will likely be in the tens of millions of dollars. The pendency of this action could result in a significant diversion of management’s time and attention from the management of our business, and any expense and any recovery in this action in excess of our insurance coverage could adversely affect our financial results.”
Risks Related to Our Stock, page 28
We do not pay dividends on our common stock..., page 30
54.	Since you do not intend to declare dividends, please disclose that any gains on investment will need to come through an increase in the stock price, which may or may not occur.
Response:
     In response to this comment, the Company added the following disclosure on page 40:

Jeffrey P. Riedler
December 2, 2008

“As we do not intend to declare dividends on our common stock in the foreseeable future, any gains on your investment will result from an increase in our stock price, which may or may not occur.”
Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 32
55.	Throughout the MD&A, when discussing the Company’s patent litigation expenses, please revise to disclose not only the incremental year-over-year increase or decrease, but also provide the absolute dollar amounts incurred in the respective periods. For example, in addition to noting that patent litigation expenses were down by $3.4 million for the six months ended June 30, 2008 as compared to the same period in 2007, you should also disclose the total amount of money expended for patent litigation costs in each period.
Response:
     In response to this comment, the Company revised the discussion of its patent litigation expenses:
•	On page 50, the disclosure was revised to state the following:
“Patent litigation expenses for the nine months ended September 30, 2008 and 2007 were $4.8 million and $8.3 million, respectively, a decrease of $3.5 million, principally related to lower overall operating expenses related to legal fees resulting from the conclusion of two litigation matters during 2008.”
•	On page 54, the disclosure was revised to state the following:
“Patent litigation expenses for the years ended December 31, 2007 and 2006 were $10.0 million and $9.7 million, respectively, an increase of $0.3 million, due to higher expenses related to our generic Effexor XR® litigation.”
•	On page 57, the disclosure was revised to state the following:
“Patent litigation expenses for the years ended December 31, 2006 and 2005 were $9.7 million and $7.7 million, respectively, an increase of $2.0 million, primarily attributable to the receipt of $1.8 million in 2005 in connection with a litigation reimbursement.”
Critical Accounting Estimates, page 33

Jeffrey P. Riedler
December 2, 2008

56.	Please expand your disclosure to include the significant assumptions used to estimate expenses incurred under third-party collaborative research and development agreements. Disclose the amount of your accrual for such expenses, if material. Disclose any adjustments to these accruals based on any changes in assumptions reflected in your current accrual or explicitly state that no material adjustments have been made, if true.
Response:
     In response to this comment, the Company revised the discussion of its critical accounting estimates on pages 44 through 48 as reflected in Exhibit A hereto.
Revenue Recognition, page 33
57.	Please add a robust discussion on your Revenue Recognition estimates.
Response:
     In response to this comment, the Company revised the discussion of its Revenue Recognition estimates on pages 44 through 48 as reflected in Exhibit A hereto.
Rebates, Returns, Chargebacks, Shelf-Stock Adjustments, Medicaid, page 33
58.	We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. As such, please revise your disclosure to include the following:
Response:
     In response to this comment, the Company revised its discussion of rebates, returns, chargebacks, shelf-stock adjustments and Medicaid on pages 44 through 48 as reflected in Exhibit A hereto.
(a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
Response:

Jeffrey P. Riedler
December 2, 2008

     The Company has included a detailed description of the sales deductions and, the amount of each accrual in the MD&A Critical Accounting Estimates. In the Company’s description of each deduction, the Company has included a discussion of the factors it uses to determine accruals. The Company is not aware of other reasonably likely assumptions which have not already been factored into its analysis.
(b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
Response:
     In the Company’s description of each deduction, as noted in Exhibit A hereto, the Company has included a discussion of the factors it uses to determine accruals.
(c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
Response:
     In the Company’s description of each deduction the Company has included a discussion of the factors it uses to determine accruals.
(d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
Response:
     The Company’s policy is to not ship product in excess of its customers’ normal business levels. The Company regularly monitors the level of the

Jeffrey P. Riedler
December 2, 2008

Company’s products [in] at its customers and actively manages the timing of shipments to them to avoid an excess on hand supply.
(e) A roll forward of the liability for each estimate for each period presented showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
Response:
     The Company has included a rollforward of the activity in the accruals for its significant sales deductions in the Critical Accounting Estimates disclosure. The Company does not have systems which are able to track each individual sales transaction at the level of detail which would be required to provide further breakout of provisions and credits issued between the current and prior periods. The accounting objective of the sales deductions reserves is to provide a reasonable estimate of the aggregate amount at the time of sale (for all such deductions). As more fully discussed in the financial statements’ footnotes on page F-15, “the Company monitors actual chargebacks /rebates /returns and compares them to the estimated provision for chargebacks /rebates /returns to assess the reasonableness of the chargeback /rebate /returns reserve at each balance sheet date on a quarterly basis.”
(f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.
Response:
     The Company has updated the Critical Accounting Estimates disclosure to include a measure of its significant sales deductions as a percentage of Global product sales, gross. This information is regularly used by management to

Jeffrey P. Riedler
December 2, 2008

understand and analyze sales deductions. In addition, the Company has included a discussion of significant fluctuations where appropriate.
Presentation of Non-GAAP Financial Data, page 34
59.	We note your discussion and presentation of the non-GAAP financial measure in the Results of Operations section relating to deferred revenue. It does not appear that you adequately disclose the substantive ways that management uses this measure nor how the measure provides useful information to investors regarding the Registrant’s financial condition and results of operations. Please refer to Questions 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of non-GAAP measures in an SEC filing. Please expand your disclosure to provide a more compelling argument as to why this is appropriate, or delete the non-GAAP financial measure from your filing.
(a)	Specifically describe how management uses this measure to analyze its business; such as use of it in monthly financial reporting and inclusion in the Financial Analysis processes. Please note that the fact that this information is requested by outside sources such as analysts, investors, and ratings agency in itself is not sufficient to include such a measure.

(b)	Clarify whether and how annual and long-term compensation is linked to this performance measure.

(c)	Describe specifically why use of this non-GAAP measure is informative to the Investor and clarify why it makes it easier to analyze the Company’s underlying business performance, particularly when such measure may not be comparable with other companies that also defer such revenue.

(d)	Clarify your statement that the non-GAAP performance measure will “provide a reasonably reliable indication of the timing of the sales of our products.”
Response:
     In response to this comment, the Company has revised the description of the non-GAAP data:
•	On page 48, the disclosure was revised to state the following:
“Because the application of EITF 00-21 to our alliance agreements results in the deferral of a substantial amount of revenue and the associated product manufacturing cost, we

Jeffrey P. Riedler
December 2, 2008

believe it is useful to present supplemental information showing what our financial results of operations would have been had we not deferred such revenue and product manufacturing cost. We present such supplemental information in the following discussion of our results of operations, under the caption “Non-GAAP Financial Data.” These data are taken directly from data set forth in the consolidated statement of operations and the Alliance Agreement footnote and are presented in a different format in order to show what our financial results would have been if revenue and related costs were recognized at the time our alliance agreement partners reported the revenue to us, as compared to our reported results under GAAP. Our management utilizes this information to track and analyze the dollar value of product being shipped in the current period, which is useful in planning as it enables management to determine the amount of expected cash receipts. We believe it may be useful to investors, drug wholesalers and others in evaluating customer acceptance of our products in comparison with our competitors, few, if any, of which defer significant portions of their revenue and product manufacturing cost. However, our non-GAAP financial data should not be considered by investors as an alternative to operating income or net income as an indicator of our performance. Our non-GAAP financial data presentation is also not necessarily comparable to non-GAAP financial data presentations by other companies.”

•	On page 51, the disclosure was revised to state the following:

“As noted, in accordance with GAAP, a substantial portion of our revenue and the associated product manufacturing cost is deferred and recognized over the estimated remaining lives of our alliance agreements. The following data present what our financial results for the nine months ended September 30, 2008 and 2007 would have been if we did not defer such revenue and product manufacturing cost, and recognized them at the time our alliance agreements' partners report the revenue to us. We derive the non-GAAP data by (i) adding the deferred revenues to our revenues determined in accordance with GAAP and deducting the recognized portion of previously deferred revenues, (ii) adding the deferred product manufacturing costs to our cost of revenue determined in accordance with GAAP and (iii) subtracting the amortized portion of previously deferred product manufacturing cost. While such data and hypothetical results are not in accordance with GAAP and should not be considered as an indicator of our performance, we believe they provide a reasonably reliable indication of the timing of customer purchases of our products.”

Jeffrey P. Riedler
December 2, 2008

•	On page 55, the disclosure was revised to state the following:

“As noted, in accordance with GAAP, a substantial portion of our revenue and the associated product manufacturing cost is deferred and recognized over the estimated remaining lives of our alliance agreements. The following data present what our financial results for the year ended December 31, 2007 and 2006 would have been if we did not defer such revenue and product manufacturing cost, and recognized them at the time our alliance agreements’ partners report the revenue to us. We derive the non-GAAP data by (i) adding the deferred revenues to our revenues determined in accordance with GAAP and deducting the recognized portion of previously deferred revenues, (ii) adding the deferred product manufacturing costs to our cost of revenue determined in accordance with GAAP and (iii) subtracting the amortized portion of previously deferred product manufacturing cost. While such data and hypothetical results are not in accordance with GAAP and should not be considered as an indicator of our performance, we believe they provide a reasonably reliable indication of the timing of customer purchases of our products.”

•	On page 58, the disclosure was revised to state the following:

“As noted, in accordance with GAAP, a substantial portion of our revenue and the associated product manufacturing cost is deferred and recognized over the estimated remaining lives of our alliance agreements. The following data present what our financial results for the year ended December 31, 2006 and 2005 would have been if we did not defer such revenue and product manufacturing cost, and recognized them at the time our alliance agreements’ partners report the revenue to us. We derive the non-GAAP data by (i) adding the deferred revenues to our revenues determined in accordance with GAAP and deducting the recognized portion of previously deferred revenues, (ii) adding the deferred product manufacturing costs to our cost of revenue determined in accordance with GAAP and (iii) subtracting the amortized portion of previously deferred product manufacturing cost. While such data and hypothetical results are not in accordance with GAAP and should not be considered as an indicator of our performance, we believe they provide a reasonably reliable indication of the timing of customer purchases of our products.”
     We believe the revised description makes it clear the non-GAAP presentation is nothing more than the use of a different format to present data already set forth in the consolidated statement of operations and the “Alliance Agreements” footnotes. It also eliminates the prior statement the non-GAAP data are used in defining performance goals, which statement was incorrect. While the non-GAAP measure may not be comparable with other companies who defer revenue, the Company believes few, if any, generic pharmaceutical companies defer significant amounts of their revenue, and it is primarily for this reason the Company believes this measure makes it a more relevant comparison of underlying business performance with its competitors.
Results of Operations, page 35
Cost of Revenues, page 35
60.	Please expand your discussion to include an analysis of all cost of revenue components attributable to the revenue components presented on the Consolidated Statements of Operations on page F-4.
Response:
     The consolidated statements of operations list revenues from the Company’s two business segments: the (generic) Global Phamaceuticals Division (“Global Division”)

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December 2, 2008

segment, which includes the “Global Products”, “RxPartner” and “OTC Partner” sales channels, and the (brand) Impax Pharmaceuticals Division (“Impax Division”) segment, which consists of “Promotional Partner” revenue. The cost of revenue for each segment is disclosed in the segment footnotes (Note 18 for the annual information and Note 12 for the nine months ended September 30, 2008). The variances for the cost of revenue for the Impax Division (brand) segment were not significant, and the spending was not impacted by any unusual trend or external influences. With regard to the cost of revenue for the Global Division (generic) segment, the Company has not found it necessary or useful to track costs of revenues by individual sales channel. The Company does track the cost of goods sold by way of its standard cost system, but it does not track or allocate manufacturing variances by sales channel, which would be necessary to arrive at cost of revenues for each category.
     Management believes its current systems are sufficient to manage and evaluate the performance of its business segments and also believes the substantial time and cost required to develop the systems necessary to allocate the variances would not produce sufficient benefits to justify the investment.
Liquidity and Capital Resources, page 42
61.	To the extent practicable, please provide an estimate of the significant research and development and patent litigation expenses that you expect to incur over the next twelve months.
Response:
     In response to this comment, the Company added the following disclosure on page 60:
“We estimate research and development and patent litigation expenses to be approximately $75.0 million and $12.0 million, respectively, for the next 12 months.”
Outstanding Debt Obligations, page 44
62.	Please describe the anticipated effect, if any, that the recent financial difficulties of Wachovia Bank and its pending acquisition by Wells Fargo may have on the Company’s ability to draw down on its credit facility.

Jeffrey P. Riedler
December 2, 2008

Response:
     In response to this comment, the Company added the following disclosure on page 62:
“Our credit agreement with Wachovia, as amended, terminates on December 31, 2008. If we are unable to negotiate an extension to the credit agreement on similar terms, there can be no assurance that we would be able to obtain a new credit agreement with another bank or group of lenders on favorable terms or at all. In addition, on October 3, 2008, Wachovia announced its agreement to be acquired by Wells Fargo. If Wachovia, or its successor, is not able to perform its obligations under the credit agreement, we would have no borrowing capacity under our credit facility.”
Commitments and Contractual Obligations, page 46
63.	Please revise your contractual obligation table to include interest to be paid related to your Credit Facilities and Long-term Debt because it does not appear that you included the interest obligations in this table.
Response:
     In response to this comment, the Company revised the contractual obligation table on page 64 to state the following:

		Less			More
		than 1	1-3	3-5	Than 5
($ in thousands)	Total	Year	Years	Years	Years
Contractual Obligations:
Credit Facilities and Long Term Debt(a)	$89,744	$69,234	$16,399	$4,111	$—
Interest Expense Payable - Long-Term Debt	$4,167	$2,886	$999	$282	$—
Open Purchase Order Commitments	12,013	12,013	—	—	—
Operating Lease (b)	5,987	1,278	1,957	1,274	1,478
Construction Contracts (c)	422	422	—	—	—
Total	$112,333	$85,833	$19,355	$5,667	$1,478

(a)	Represents the principal portion of payments of debt obligations, including: (i) $75 million 3.5% Debentures due on June 15, 2012, interest paid semi-annually, starting December 15, 2005; (ii) 8.17% loan payable to Cathay Bank in 83 monthly principal and interest installment payments of $19,540 commencing June 28, 2001, through May 27, 2008 with a balance of $2,208,843 due on June 28, 2008; (iii) 7.5% loan payable to Cathay Bank in 83 monthly principal and interest installment payments of $24,629 commencing November 14, 2001, through October 13, 2008 with a balance of $2,917,598 due on November 14, 2008; (iv) 6.0% note payable to Solvay in 24 quarterly principal and interest installment payments of $549,165 commencing March 2007 through December 2012; and (v) Vendor financing agreement related to software licenses with interest at 3.10% in 2 monthly installments of $0 and 34 monthly principal and interest installments of $12,871 commencing December 2006 through November 2009.

During August and September 2008, at the request of the holders, the Company repurchased, at a discount, an aggregate of $62.25 million in principal face value of our 3.5% Debentures. The remaining $12.75 million principal amount of the 3.5% Debentures are subject to repurchase by us at 100% of the face value on June 15, 2009 at the option of the holders.

The 8.17% Cathay Bank loan was collateralized by land, building and building improvements in our headquarters and research facility in Hayward, California. The 7.50% Cathay Bank loan was collateralized by land, building and building improvements in our manufacturing facility in Hayward, California. In May 2008, we prepaid, without penalty, all of our indebtedness under the term loans with Cathay Bank in an aggregate amount of $5,159,000, including accrued interest through the date of the prepayment.

(b)	We lease office, warehouse, and laboratory facilities under non-cancelable operating leases through January 2015. We also lease certain equipment under various non-cancelable operating leases with various expiration dates through 2012.

(c)	Construction contracts are related to our currently under-construction facility in Taiwan, R.O.C., which is intended to be utilized for manufacturing, research and development, warehouse, and administrative space. The construction phase of this project is expected to be completed and equipment to be installed, validated, and approved by FDA in 2009, and product shipments to begin in early 2010. In conjunction with the construction of our Taiwan facility, we have entered into several contracts, amounting to an aggregate of approximately $853,000 as of December 31, 2007 and $16,539,000 as of September 30, 2008. As of December 31, 2007, we had remaining commitments under these contracts of approximately $422,000 and $4,580,000 as of September 30, 2008.

The amounts shown above exclude uncertain tax positions as determined under FIN 48 as we cannot predict if or when such amounts, if any, will be paid or payable to the taxing authorities.

Jeffrey P. Riedler
December 2, 2008

64.	Please explain the facts and circumstances concerning the unpaid invoices described on page F-7. Clarify that these amounts have been accrued or explain why no accrual is required.
Response:
     The Company accrues for costs incurred, but for which vendor invoices have not been recorded in the accounts payable sub-ledger, as of a given balance sheet date. Some of the accrued costs relate to items of property, plant and equipment which have been received as of the balance sheet date. As the accruals of these invoices do not represent cash transactions, they are properly excluded from the measure of purchases of property, plant and equipment included in Investing Activities on the consolidated statements of cash flows. These accrued property, plant and equipment invoices are included in purchases of property, plant and equipment on the consolidated statements of cash flows in the subsequent reporting period in which they are paid. In response to this comment, the Company revised the disclosure on page F-9 to state the following:
“Unpaid vendor invoices of approximately $2,150,000, $722,000 and $1,189,000 which are accrued as of December 31, 2007, 2006 and 2005, respectively, are excluded from the purchase of property, plant, and equipment and the change in accounts payable and accrued expenses.”
65.	Please explain why the $12 million of open purchase orders, described on page F-57, should not be included in the Contractual Obligations Table.
Response:
     Please see the response to comment 63.
Item 6. Executive Compensation, page 57
Compensation Discussion and Analysis, page 57
66.	Please revise the discussion of your executive compensation program to clarify how the compensation committee arrived at the particular levels and forms of compensation that they chose to award to the named executive officers. Our comment is not designed to elicit additional disclosure about the Company’s overriding executive compensation philosophy or the mechanics of the Board’s decisions. Rather, we are interested in your articulation of the connection between these objectives and decision-making processes to the actual decisions made with respect to compensation awards. In other words, you should focus on the specific awards made and relate these awards back to the objectives

Jeffrey P. Riedler
December 2, 2008

and philosophies of the Company’s compensation program, showing how, for example, particular increases in base salary and awards of non-equity incentive compensation are consistent with the overarching philosophy and the performance goals set by the board. For further guidance, refer to the staff’s report “Staff Observations in the Review of Executive Compensation Disclosure,” available on the SEC’s web site at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.
Response:
     In response to this comment, the Company revised the discussion of its executive compensation program in “Item 6. Executive Compensation. — Compensation Discussion and Analysis — Components of Our Executive Compensation Program” on pages 77 through 88 as reflected in Exhibit B hereto.
67.	We note your mention on page 63 of the revenue-based and profit-based goals that comprised the Company’[s] 2007 corporate performance goals against which the named executive officers were measured. You disclose that the Company used non-GAAP financial measures for this purpose, but do not provide any more specific information about these performance targets. Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by a company’s board. However, if a registrant relies on this instruction to exclude disclosure of specific targets, it must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve this undisclosed target. Accordingly, please either revise your CD&A to provide specific disclosure of the revenue-based and profit-based goals considered by the Compensation Committee or, in the alternative, provide a discussion of the relative difficulty involved in attaining the target.
Response:
     In response to this comment, the Company revised the discussion of its 2007 corporate performance goals for its named executive officers on pages 83 and 84 to state the following:
“Except with respect to the chairman (who did not receive any cash incentive compensation in 2007) and the chief executive officer, in 2007, corporate performance goals represented one-third of the total weight in determining the named executive officer’s annual cash incentive awards, which we believe was appropriate to reflect our philosophy that executive

Jeffrey P. Riedler
December 2, 2008

performance must benefit our company in ways that can be objectively measured and quantified.
For 2007, our corporate performance goals were comprised of a revenue-based goal and a profit-based goal, and we used non-GAAP financial measures in defining these goals. Because we defer a substantial portion of the revenue realized under our alliance agreements, we do not believe our results determined in accordance with GAAP provide as accurate a measure of our executives’ annual contribution to corporate performance as a non-GAAP financial measure which reflects the flows of the products subject to these agreements to drug wholesalers and other ultimate customers as reported to us by our marketing partners.
The 2007 corporate performance goals were recommended by our chief executive officer and set by the compensation committee based on their assessment of current and anticipated market and other conditions affecting our business and the goals. In the view of the compensation committee, payout on these performance goals in 2007 required substantial achievement by each named executive officer. Because our 2007 revenue-based and profit-based performance goals were ultimately achieved at these targets, all named executive officers received a cash incentive award payout based upon the achievement of such performance. The use of identical performance goals tied to substantive increases in the revenue- and profit-based criteria for all of our named executive officers supports our stated compensation philosophies of rewarding named executive officers for positive performance, aligning the interests of our executives with those of our stockholders and maintaining executive cohesion and teamwork through the implementation of similar pay structures for our executives.
For 2008, corporate performance goals have been set in a similar manner as those in 2007. As a result, these goals were set by the compensation committee so that they are reasonably likely, but by no means certain, of being attained. Our continued use of these corporate performance goals in 2008 with respect to our named executive officers is tied to the compensation objectives described above.
All performance goals are disclosed to and discussed with each executive at the beginning of the year. An executive must generally be actively

Jeffrey P. Riedler
December 2, 2008

employed by us on the payment date to receive an annual cash incentive award. Each set of performance goals counts for a portion of the total potential bonus that may be received, and items constituting individual performance goals are individually weighted. The portion of the bonus based on overall corporate performance is earned in full if the goals are met. Payouts of cash incentive awards are determined in part by the compensation committee’s or chief executive officer’s determination as to whether such goals were achieved in whole or in part. See “— Summary Compensation Table” and “— Grants of Plan-Based Awards During Fiscal Year Ended December 31, 2007” for the amounts related to actual cash incentive awards paid out by us and the target annual cash incentive awards for 2007 performance.”
Role of Compensation Consultants, page 58
68.	We note the discussion concerning the role played by Radford Surveys in assisting the Compensation Committee with its evaluation of the Company’s executive compensation program. Please clarify the parameters for selecting the 500 companies operating in the life sciences industry used by Radford as a baseline. Specifically, what criteria were used to determine that the companies were within the “life sciences” industry and was the selection of such companies made irrespective of company size, trading activity, etc.?
Response:
     In response to this comment, the Company revised its discussion concerning the parameters of the Radford Survey on page 76 to state the following:
“Radford provided us with a survey of comprehensive executive and director compensation data and related information at over 500 companies operating in the life sciences industry and employing more than 500 employees. Companies included in this survey operated in the following areas of the life sciences industry:
•	research of molecular and genetic techniques;

•	research and manufacture of molecular or genetic materials;

•	research, development and manufacture of drugs and drug delivery methods; and

Jeffrey P. Riedler
December 2, 2008

•	clinical research.”
Annual Cash Incentive Goals, page 61
69.	We note the examples of individual performance goals provided on page 63. Please revise to clarify for each individual which goals were met, which goals were not met and how this information was used to determine each officer’s bonus. Additionally, revise the discussion to more specifically describe the goal. For example, quantify the revenue and performance targets, quantify the specified number of ANDAs, etc.
Response:
     In response to this comment, the Company revised the discussion of its 2007 individual performance goals on pages 82 and 83 to state the following:
“The following table provides the individual performance goals used to determine cash incentive compensation in 2007, and our determination as to the achievement in 2007 of those goals, for each named executive officer who participated in the cash incentive program.”

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

Larry Hsu	Regain compliance with SEC reporting obligations	15%	Compliance not regained, but several significant milestones attained, including the advice of the SEC’s Office of the Chief Accountant of our method of revenue recognition.	10%

	Meet or exceed revenue and profit targets	25%	Revenue and net profit targets were exceeded.	25%

	Establish company long-term goals, strategy and planning for 2007-2010	10%	Accomplished.	10%

	Submit a specified number of ANDAs	10%	Accomplished.	10%

	Review employee compensation program and improve turnover rate	5%	Accomplished. Turnover rate reduced.	5%

	Respond timely to FDA deficiency items to achieve early 2008 approval	10%	Timely response to all deficiency items and requests, but FDA approval not received.	5%

Arthur A. Koch, Jr.	Regain compliance with SEC reporting obligations	20%	Effort exceeded expectations, but compliance not regained.	15%

	Participate and support 2007	2%	Accomplished.	2%

Jeffrey P. Riedler
December 2, 2008

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

	compensation plans

	Develop leadership and supervisory skills training for direct reports	2%	Worked closely with direct reports to instill leadership skills. Outside training effected where necessary.	1.5%

	Formalize succession plan	2%	Worked to develop plan. Not complete.	1%

	Enhance IT service levels to identify bottlenecks and develop efficiencies to support growth	5%	Accomplished.	5%

	Define system requirements for financial general ledger systems to support new methods of revenue recognition by year-end 2007	5%	Accomplished.	5%

	Perform monthly analyses of budget variances at the operating department level	5%	Accomplished.	5%

	Maintain coordination with sales and marketing to ensure highest level of internal and external customer support and provide national account managers with support on any development affecting their accounts by way of sales operations	5%	Efforts were made to meet all objectives. Further attention is required.	3.5%

	Seek additional funding for branded products	4%	A funding strategy was developed. The funding decision was deferred.	4%

David S. Doll	If approved by management, successfully launch certain new products and achieve budget objectives	15%	Successfully launched each new product approved by management. Certain budgeted goals not met.	10%

	Develop relationships and maximize certain opportunities with our alliance agreement partners	10%	The majority of these goals were met.	6.7%

	Develop and implement a marketing plan and configure sales force for certain branded products, and submit a specified number of ANDAs	10%	Accomplished.	10%

	(i) Work with management to seek off-balance funding for brand operations by end of fiscal 2007	10%	(i) Not accomplished.	8%

	(ii) Achieve formulation or technology in-license		(ii) Formulation or technology in-licensing completed for 2

Jeffrey P. Riedler
December 2, 2008

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

	for at least 5 products		products.

	(iii) Work with management to develop strategic acquisition opportunities		(iii) Accomplished.

	(iv) Develop and implement a strategy for future business development		(iv) Accomplished.

	Develop and implement policies and procedures within sales and marketing area for Sarbanes-Oxley Act of 2002 compliance purposes	5%	Accomplished.	5%

Charles V. Hildenbrand	Achieve customer service level goals with respect to shipping products within 2 days after receipt of order	8% (2%/qtr)	Accomplished in two quarters.	4%

	Achieve incident rate level goals	4% (1%/qtr)	Accomplished.	4%

	Achieve cost of rejected batch rate goals	4% (1%/qtr)	Accomplished.

	Pass all regulatory inspections, close all open major internal audit items of record as of January 1, 2007 and avoid recalls due to good manufacturing practice compliance or product defect	4%	Accomplished but for minimal recalls due to stability failures.	3%

	Cost of goods sold below target	8% (2%/qtr)	Accomplished.	8%

	Achieve an increase in operating efficiency above target by October 30, 2007	4%	Efficiency improved, but goal not met.	2%

	Construct and qualify expansion of selected manufacturing facility by June 30, 2007	5%	Accomplished on July 5, 2007.	4%

	Provide timely support to Taiwan manufacturing facility	3%	Accomplished.	3%

	Achieve pharmacovigilance report approval within 2 months of initiation of manufacturing per product per strength	3%	Accomplished in significant majority of opportunities.	2%

	Hire a Director/Sr. Director/VP of manufacturing department	2%	Accomplished.	2%

	Transfer Colestipol tablet to a	3%	Transfer not yet completed.	2%

Jeffrey P. Riedler
December 2, 2008

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

contract manufacturing organization and initiate routine manufacturing by September 30, 2007

	Submit a specified number of ANDAs	2%	Accomplished.	2%
The Company has not provided quantified revenue or performance targets for its named executive officers as it believes that such information is not material to an understanding of the individual performance goal discussion as a whole. Rather than quantified targets, the Company believes that it is the types of individual performance targets and weight granted to such targets that are material to an understanding of each named executive officer’s performance goals. For example, an individual performance goal for each of Dr. Hsu, Mr. Doll and Mr. Hildenbrand related to the filing by the Company of a specified number of ANDAs in 2007. With respect to such goal, the Company does not believe that it is material to disclose that the targeted goal was the filing of 4 ANDAs as opposed to 5 ANDAs. The materiality of such goal is the qualitative requirement itself, the quantitative target information lacks the necessary context to provide any meaningful insight to the investor. In addition, the extent to which an executive officer meets a quantified target is reflected in the percentage of salary received with respect to such performance goal. Therefore, the disclosure of quantified targets is not necessary to provide accurate disclosure of the extent to which an executive officer accomplishes a performance goal.
Consolidated Financial Statements, page F-1
Consolidated Statements of Operations, page F-4
Revenues
70.	Please tell us why your revenue recognition method is in accordance with EITF 99-19. Explain why you believe you are the primary obligor in each of your revenue recognition streams.
Response:
     Global Product Sales revenue recognized by the Company consists of the amounts invoiced by it to the wholesalers and other customers who purchase its products. Rx Partner and OTC Partner revenue recognized by the Company consists of the amounts

Jeffrey P. Riedler
December 2, 2008

invoiced by it to its alliance agreement partners for the products it delivers to them, together with the profit share or royalties paid to the Company by individual alliance agreement partners. Promotional Partner revenue consists of the amounts paid to the Company by the manufacturer of the branded product for the Company’s services promoting the product.
     The Company is the primary obligor, and its revenue recognition method is thus in accordance with EITF 99-19, in each of these revenue recognition streams because it is solely responsible for providing the product or service involved. With respect to Global Product Sales, while there is no collaborative arrangement (as contemplated by EITF 99-19), the Company is the manufacturer responsible for all aspects of product fulfillment. With respect to Rx Partner and OTC Partner revenue, the Company is similarly responsible for all aspects of development of the products’ specifications, procurement of all raw materials, manufacture of the products, and ultimate product quality, with its alliance agreement partners being responsible only for marketing to their customers. With respect to Promotional Partner revenue, the only obligation involved is the provision of physician detailing sales calls, and the Company provides these services through its sales force, of which it is responsible for hiring and supervision.
Cost of Revenues
71.	Please disaggregate this line item to present costs associated with each revenue line item.
Response:
     The consolidated statements of operations list revenues from the Company’s two business segments: the (generic) Global Pharmaceuticals Division (“Global Division”) segment, which includes the “Global Products”, “RxPartner” and “OTC Partner” sales channels, and the (brand) Impax Pharmaceuticals Division (“Impax Division”) segment, which consists of “Promotional Partner” revenue. The cost of revenue for each segment is disclosed in the segment footnotes (Note 18 for the annual information and Note 12 for the nine months ended September 30, 2008). The variances for the cost of revenue for the Impax Division (brand) segment were not significant, and the spending was not impacted by any unusual trend or external influences. With regard to the cost of revenue for the Global Division (generic) segment, the Company has not found it necessary or useful to track costs of revenues by individual sales channel. The Company does track the cost of goods sold by way of its standard cost system, but it does not track or allocate

Jeffrey P. Riedler
December 2, 2008

manufacturing variances by sales channel, which would be necessary to arrive at cost of revenues for each category.
     Management believes its current systems are sufficient to manage and evaluate the performance of its business segments and also believes the substantial time and cost required to develop the systems necessary to allocate the costs to the three sales channels would not produce sufficient benefits to justify the investment.
72.	Please tell us the GAAP basis for deferring the reimbursable manufacturing costs and recognizing them over the life of the agreement. Cite any applicable literature that supports your accounting treatment.
Response:
     The basis for the Company’s deferral and amortization of the product manufacturing costs is set forth in the Company’s February 2, 2007 letter to the Commission’s Office of the Chief Accountant and is in accordance with the method there described, to which the staff on July 24, 2007 advised the Company it would not object. The staff’s review leading to this communication included review of the Company’s then-proposed financial statements’ footnote description of the revenue recognition model as applied to the Teva Agreement, from which the description in the footnotes in the Form 10 is not materially different.
Notes to Consolidated Financial Statements, page F-8
2. Summary of Significant Accounting Policies, page F-9
13. Alliance Agreements, page F-36
73.	Please tell us why you believe your modified proportional performance method is an appropriate revenue recognition model. In this regard, please address the following:
(a)	Cite the applicable GAAP references which support your accounting treatment.

(b)	Confirm to us that all elements of the revenue arrangements are being recognized under the modified proportional performance method for the alliance agreements.

(c)	Please revise your disclosure to include a description for each alliance agreement of all your significant rights and obligations, the performance period, and the contractual cash flows as stipulated within each agreement.

Jeffrey P. Riedler
December 2, 2008

(d)	Outline the chronological deliverables of both parties as the arrangement progresses.
Response:
     The GAAP basis for the Company’s modified proportional performance method is set forth in the Company’s February 2, 2007 letter to the Commission’s Office of the Chief Accountant, to which the staff on July 24, 2007 advised the Company it would not object. The staff’s review leading to this communication included review of the Company’s then-proposed financial statements’ footnote description of the revenue recognition model as applied to the Teva Agreement, from which the description in the footnotes in the Form 10 is not materially different. The Company’s February 2, 2007 letter mentioned above was electronically transmitted to Mr. Peklenk on November 10, 2008.
Supply & Distribution Agreement with DAVA Pharmaceuticals, page F-46
74.	Please clarify why it was appropriate to reduce your estimate of the agreement period to 27 months from 10 years when the agreement runs until November 3, 2015. We note that you are able to re-enter the market in 2013, when the Purdue patents expire and under certain circumstances you may enter the market prior to that time. Since you previously had competition, it is unclear to us why the opening of the market to others would make you revise your estimated period of the agreement and recognize $73,226,000 in income in 2007.
Response:
     At various times prior to entering the 2005 agreement with DAVA, the Company considered withdrawing from the market due to a small market share and low returns attributable to the intense competition for sales of the generic product in the marketplace. The DAVA agreement, however, provided for a $60 million “Appointment Fee” guaranteed by DAVA irrespective of the profits they would be able to earn as exclusive marketer of the Company’s product. This feature mitigated the Company’s downside future risk of lower prices arising from the intense price competition and was a primary motivation to the Company for entering into the DAVA Agreement.
     During 2006, as the patent litigation proceeded, the patent holder began an initiative to settle the litigation with the generic companies and by December 2006 the Company’s two principal competitors in the market both announced plans to withdraw their products from the market. With these developments, the market for the Company’s products improved dramatically. This, together with the Company’s intensifying

Jeffrey P. Riedler
December 2, 2008

discussions with the patent holder, prompted the Company and DAVA to amend their agreement to relieve DAVA of its remaining Appointment Fee payment obligations in exchange for a higher percentage of the profits.
     By March 2007 the Company reached a settlement with the patent holder under which the Company was permitted to sell an amount of its generic product for specified periods of time concluding in January 2008. While the Company has the right to resume selling the product when the patents expire in 2013 or in certain other events, it can re-enter the market only in the presence of other generic competitors. The Company’s analysis of its prospects under these conditions concluded that the profit potential would be very low. Certain of the generic competitors involved in the then current wave of patent litigation may have cost structures much lower than the Company’s, and the Company’s analysis showed that it can deploy its limited manufacturing capacity to produce much higher-margin products where the competition is less intense.
     In light of this analysis, while the Company determined at the time it entered into the settlement agreement in March 2007 that it had the right to return to the market after the restrictions under the license are removed, the competitive landscape under those conditions would make it unprofitable and therefore concluded there is little, if any, value to be earned by returning under those conditions. Accordingly, the economic life of the agreement with DAVA was determined to coincide with the permitted selling period under the patent settlement, which ended on January 31, 2008.
75.	Include a robust discussion of the effect this transaction has on your Results of Operations for each year presented in your MD&A.
Response:
In response to this comment, the Company has expanded the discussion of this transaction in its Results of Operations:
•	On page 50, the disclosure was revised to state the following:

“Rx Partner revenues were $72.1 million, down, more than 41%, primarily attributable to reduced sales of generic OxyContin® (including the absence in the current year’s period of a $74.7 million increase in revenue recognized under the DAVA Agreement during the nine months ended September 30, 2007, related to the change in the recognition period resulting from the 2007 settlement of patent litigation) and our generic Wellbutrin® XL 300mg.”

Jeffrey P. Riedler
December 2, 2008

•	On page 53, the disclosure was revised to state the following:

“Rx Partner revenues were $161.1 million up more than 300%, primarily attributable to sales of our generic version of OxyContin®. Under a patent litigation settlement agreement, our product was one of only two generic version of OxyContin® in the marketplace during the second and fourth quarters of 2007 and in January 2008, when we ceased further sales of this product. As a result, we concluded the economic life of the DAVA Agreement, and therefore our expected period of performance, would end in January 2008. Accordingly, on March 30, 2007, the effective date of the settlement, we adjusted the period of amortization for revenue recognition and product manufacturing costs under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). The change in the revenue recognition period for the DAVA Agreement had the effect of increasing revenue recognized under the DAVA Agreement by $93.9 million for the year ended December 31, 2007.”

Jeffrey P. Riedler
December 2, 2008

Other Information
     Enclosed is a statement from the Company containing the requested acknowledgements.
     If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (202) 772-5959.

Very truly yours,
/s/ Michael Joseph
Michael Joseph

cc:	Daniel Greenspan Suzanne Hayes Mary Mast Jim Peklenk Arthur A. Koch, Jr., SVP & Chief Financial Officer Tom Valvano, Grant Thornton LLP

EXHIBIT A
Critical Accounting Estimates
     The preparation of our financial statements requires the use of estimates and assumptions, based on complex judgments considered reasonable when made, affecting the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant judgments are employed in estimates used in determining values of tangible and intangible assets, legal contingencies, tax assets and tax liabilities, fair value of common stock purchase warrants, fair value of share-based compensation expense, and estimates used in applying our revenue recognition policy, particularly those related to deductions from gross Global Product Sales for chargebacks, rebates, returns, shelf-stock adjustments, Medicaid payments, and those related to the recognition periods under our alliance agreements.
     Although we believe that our estimates and assumptions are reasonable when made, they are based upon information available to us at the time they are made. We periodically review the factors which influence our estimates and, if necessary, adjust them. As an example, when we entered into our alliance agreement with DAVA Pharmaceuticals in 2005, we originally estimated that we would recognize revenue under the DAVA agreement for the succeeding 10 years. We revised this estimate to 27 months in 2007 when, in connection with the settlement of patent-infringement litigation, we agreed to stop manufacturing and selling the product covered by the DAVA agreement in January 2008. Although historically our estimates have generally been reasonably accurate, due to the risks and uncertainties involved in our business and evolving market conditions, and given the subjective element of the estimates made, actual results may differ from estimated results. This possibility may be greater than normal during times of pronounced market volatility or turmoil.
     Chargebacks. We have agreements establishing contract prices for certain products with certain indirect customers, such as managed care organizations, hospitals and government agencies, that purchase our products from drug wholesalers. The contract prices are lower than the prices the customer would otherwise pay to the wholesaler, and the difference is referred to as a chargeback, which generally takes the form of a credit issued by us to reduce the gross sales amount we invoiced to our wholesaler. A provision for chargeback deductions is estimated and recorded at the time we ship the products to the wholesalers. The primary factors we consider when estimating the provision for chargebacks are the average historical chargeback credits given, the mix of products shipped, and the amount of inventory on hand at the three major drug wholesalers with which we do business. We monitor aggregate actual chargebacks granted and compare them to the estimated provision for chargebacks to assess the reasonableness of the chargebacks reserve at each quarterly balance sheet date.
     The following table is a rollforward of the activity in the chargeback reserve for the nine months ended September 30, 2008 and each of the three years ended December 31, 2007, 2006 and 2005:

	September 30
($ in thousands)	2008	December 31,
Chargeback reserve	(unaudited)	2007	2006	2005
Beginning balance	$2,977	$4,401	$4,438	$2,933
Provision recorded during the period	34,036	33,972	26,664	24,439
Credits issued during the period	(32,951)	(35,396)	(26,701)	(22,934)

Ending balance	$4,062	$2,977	$4,401	$4,438

Provision as a percent of Global product sales, gross	27%	23%	21%	17%

     The increase in the provision for chargebacks from 2005 through September 2008 was the result of increasing price competition for generic drugs sold through our Global Division’s Global Products sales channel. Reductions in the selling prices of our generic products sold through this channel frequently take the form of a larger chargeback credit issued to a wholesaler. As pricing competition increases, the difference between the contract prices we negotiate with indirect customers and the wholesaler prices will increase, thereby resulting in larger chargebacks.
     Rebates. We maintain various rebate programs with our Global Division Global Products sales channel customers in an effort to maintain a competitive position in the marketplace and to promote sales and customer loyalty. The rebates generally take the form of a credit memo to reduce the invoiced gross sales amount charged to a customer for products shipped. A provision for rebate deductions is estimated and recorded at the time of product shipment. The provision for rebates is based upon historical experience of aggregate credits issued compared with payments made, the historical relationship of rebates as a percentage of total Global product sales, gross, and the contract terms and conditions of the various rebate programs in effect at the time of shipment. We monitor aggregate actual rebates granted and compare them to the estimated provision for rebates to assess the reasonableness of the rebates reserve at each quarterly balance sheet date.

     The following table is a rollforward of the activity in the rebate reserve for the nine months ended September 30, 2008 and each of the three years December 31, 2007, 2006 and 2005:

	September 30
($ in thousands)	2008	December 31,
Rebate reserve	(unaudited)	2007	2006	2005

Beginning balance	$3,603	$3,124	$5,391	$3,382
Provision recorded during the period	13,554	15,968	13,856	14,679
Credits issued during the period	(12,456)	(15,489)	(16,123)	(12,670)

Ending balance	$4,701	$3,603	$3,124	$5,391

Provision as a percent of Global product sales, gross	11%	11%	11%	10%

     The provision for rebates, as a percent of Global product sales, gross, has been consistent for the nine months ended September 30, 2008 and each of the three years ended December 31, 2007. Our historical experience for aggregate rebates paid has been more consistent than experience for other sales deductions because the terms of the various rebate programs we offer to our customers are less susceptible to market forces (in the aggregate), and the terms and conditions of the various rebate programs offered to customers have not changed significantly over time.
     Returns. We allow our customers to return product (i) if approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request and (ii) if such products are returned within six months prior to, or until 12 months following, the products’ expiration date. We estimate a provision for product returns as a percentage of gross sales based upon historical experience of Global Division Global Product sales. The sales return reserve is estimated using a historical lag period (the time between the month of sale and the month of return) and return rates, adjusted by estimates of the future return rates based on various assumptions, which may include changes to internal policies and procedures, changes in business practices, and commercial terms with customers, competitive position of each product, amount of inventory in the wholesaler supply chain, the introduction of new products, and changes in market sales information. We also consider other factors, including levels of inventory in the distribution channel, significant market changes which may impact future expected returns, and actual product returns and may record additional provisions for specific returns we believe are not covered by the historical rates. We monitor aggregate actual returns on a quarterly basis and may record specific provisions for returns we believe are not covered by historical percentages.

     The following table is a rollforward of the activity in the accrued product returns for the nine months ended September 30, 2008 and each of the three years ended December 31, 2007, 2006 and 2005:

	September 30
($ in thousands)	2008	December 31,
Accrued product returns	(unaudited)	2007	2006	2005

Beginning balance	$14,261	$12,903	$10,625	$6,939
Provision related to sales recorded in the period	3,805	5,459	7,220	5,534
Credits recorded in the period	(5,011)	(4,101)	(4,942)	(1,848)

Ending balance	$13,055	$14,261	$12,903	$10,625

Provision as a percent of Global product sales, gross	3%	4%	6%	4%

     During 2006 we experienced a higher level of returns related to our generic drug products that are not bioequivalent (sometimes referred to as “non-AB-rated”) to the associated brand drug, driving the increase in the provision for returns recorded in that year. Sales of our non-AB-rated products declined 29% from 2006 to 2007 as a result of increased competition and our decision to begin to discontinue the sale of non-AB-rated products, thereby having less impact on the overall returns percentage in 2007, and continuing through 2008. In addition, the increase in the return percentage rate during 2006 was affected by a decline from 2005 to 2006 in sales of our generic Wellbutrin® SR 200mg tablets, which have a relatively low return rate.
     Medicaid. As required by law, we provide a rebate payment on drugs dispensed under the Medicaid program. We determine our estimate of Medicaid rebate accrual primarily based on historical experience of claims submitted by the various states and any new information regarding changes in the Medicaid program which may impact our estimate of Medicaid rebates. In determining the appropriate accrual amount, we consider historical payment rates and processing lag for outstanding claims and payments. We record estimates for Medicaid payments as a deduction from gross sales, with corresponding adjustments to accrued liabilities. The accrual for Medicaid payments totaled $579,000 as of September 30, 2008 and $566,000, $421,000 and $2,862,000 as of December 31, 2007, 2006 and 2005, respectively. The Medicare Part D prescription drug benefit, which went into effect on January 1, 2006, had the effect of lowering our overall aggregate Medicaid payments and, as a result, the Medicaid payments reserve was reduced by $2.1 million in 2006. After the January 1, 2006 transition from Medicaid to Medicare Part D, Medicaid payments have been less than 0.5% of Global product sales, gross. Differences between our estimated and actual payments made have been de minimis.

     Shelf Stock Adjustments. When, based on market conditions, we reduce the selling price of a product, we may choose to issue a shelf stock adjustment credit to customers, the amount of which is typically derived from the level of a specific product held by the customer, who agrees to continue to purchase the product from us. Such a credit is referred to as a shelf-stock adjustment, which is the difference between the invoiced gross sales price and the revised lower gross sales price, multiplied by an estimate of the number of product units in the customer’s inventory. The primary factors we consider when estimating a reserve for a shelf stock adjustment include the per unit credit amount and an estimate of the level of inventory held by the customer. The accrued reserve for shelf stock adjustments totaled $509,000 as of September 30, 2008 and $384,000, $382,000 and $544,000 as of December 31, 2007, 2006 and 2005 respectively. Differences between our estimated and actual credits issued for shelf stock adjustments have been de minimis.
     Third-Party Research and Development Agreements. We use vendors, including universities and independent research companies, to assist in our research and development activities. These vendors provide a range of research and development services to us, including clinical and bioequivalent studies. We generally sign agreements with these vendors which establish the terms of each study performed by them, including, among other things, the technical specifications of the study, the payment schedule, and timing of work to be performed. Payments are generally earned by third-party researchers either upon the achievement of a milestone, or on a pre-determined date, as specified in each study agreement. We account for third-party research and development expenses as they are incurred according to the terms and conditions of the respective agreement for each study performed, with an accrual provided for operating expense incurred but not yet billed to us at each balance sheet date. We monitor aggregate actual payments and compare them to the estimated provisions to assess the reasonableness of the accrued expense balance at each quarterly balance sheet date. Differences between our estimated and actual payments made have been de minimis.
     Share-Based Compensation. We account for stock-based employee compensation arrangements in accordance with provisions of SFAS 123(R), Share-Based Payment, which we adopted on January 1, 2006 using the modified prospective method. Under this method, compensation expense is recognized on a straight-line basis over the remaining vesting period of any outstanding unvested options at the adoption date and any new options granted after the adoption date. Prior periods are not restated under this method. Prior to adoption of SFAS 123(R), we recognized compensation expense related to stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under APB 25, compensation cost for stock options, if any, was measured as the excess of the quoted market price of the common stock at the date of grant over the amount an employee must pay to acquire the stock.

     Income Taxes. We are subject to U.S. federal, state and local income taxes. We create a deferred tax asset when we have temporary differences between the results for financial reporting purposes and tax reporting purposes. Prior to June 30, 2007, we recorded a valuation allowance for all of our deferred tax assets since up and until that time, it was more likely than not that we would be unable to realize those assets primarily due to our history of operating losses. At June 30, 2007, due primarily to the successful sales of generic OxyContin® under a license, we determined that it would be more likely than not that we would be able to realize these assets and the valuation reserve was removed. This resulted in the recognition of a substantial tax benefit in the second quarter of 2007. We have determined that these assets remain realizable primarily due to the amount of taxable income which has been or we expect will be generated to utilize these amounts.
     Fair Value of Financial Instruments. The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair values due to their short-term nature. The Company estimates the fair value of its fixed-rate long-term debt to be $12,272,000 at September 30, 2008 and $69,938,000, $73,313,000 and $72,375,000 at December 31, 2007, 2006 and 2005, respectively.
     Contingencies. In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, covering a wide range of matters, including, among others, patent litigation, shareholder lawsuits, and product liability. In accordance with SFAS No. 5, Accounting for Contingencies, the Company records accruals for such loss contingencies when it is probable a liability will be incurred and the amount of loss can be reasonably estimated. The Company, in accordance with SFAS No. 5, does not recognize gain contingencies until realized. A discussion of contingencies is included in Notes 13 and 14 to Consolidated Financial Statements.
     Goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), rather than recording periodic amortization, goodwill is subject to an annual assessment for impairment by applying a fair-value-based test. According to SFAS No. 142, if the fair value of the reporting unit exceeds the reporting unit’s carrying value, including goodwill, then goodwill is considered not impaired, making further analysis not required. We consider our Global Division and Impax Division operating segments to be a reporting unit, as this is the lowest level for each of which discrete financial information is available. We attribute the entire carrying amount of goodwill to the Global Division. We perform our annual goodwill impairment test in the fourth quarter of each year. In addition, on a quarterly basis, we review our business operations to determine whether events or changes in circumstances have occurred that could have a material adverse effect on the estimated fair value of the reporting unit, and thus indicate a potential impairment of the goodwill carrying value. If such events or changes in circumstances were deemed to have occurred, we would perform an interim impairment analysis, which may include the preparation of a discounted cash flow model, or consultation with one or more valuation specialists, to analyze the impact, if any, on our assessment of the reporting unit’s fair value.
     Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from amounts deemed to be uncollectible from our customers; these allowances are for specific amounts on certain accounts.

EXHIBIT B
     Components of Our Executive Compensation Program
          Overview of Elements of Compensation
     Total compensation for our named executive officers is comprised of the following elements:
•	base salary;

•	annual cash incentive awards;

•	options and other equity-based awards (although we did not grant any of these awards to our named executive officers in 2007 or, as to certain of them, in 2005 and 2006);

•	non-qualified deferred compensation plan contributions;

•	401(k) retirement plan contributions;

•	post-employment and change-in-control benefits, including severance protection; and

•	other benefits and perquisites.
          With respect to each of these elements, we provide the following discussion and analysis:
•	a description of the element;

•	the objectives of each element;

•	the specific performance that each element is designed to reward, if any;

•	why we choose to pay each element;

•	how we determine the amount of each element; and

•	how each element and our decisions regarding that element fit into our overall compensation objectives and affect decisions regarding those elements.
          Base Salary
     Base salary is paid to all employees, including our named executive officers, to provide them with a degree of financial certainty and a source of fixed compensation to meet their day-

to-day living and other needs. We believe that our base salaries are set competitively, as compared to other companies in our industry, and thus that they also serve to attract and retain talented executives. In 2007 Radford confirmed this belief with respect to four of our named executive officers, including our chief executive officer.
     We generally set an initial base salary range for a particular level of our executives (for example, all officers with the title of Senior or Executive Vice President) and then apply that range to all executives who are at that level. In establishing these base salary ranges, we consider:
•	the individual experience, education, skills and value of the position to us and our operations;

•	the particular needs of our company for an executive at the level being considered;

•	our desire to promote a cohesive management team among executives of that level by establishing internal pay equity; and

•	proposed salaries for executives in similar positions in other companies in our industry, as reflected in the Radford compensation survey data, applying the procedure described above in “ — Compensation Overview — Role of Compensation Consultants.”
     Once the base salary range is established for a particular executive level, we then determine the amount of salary that a specific executive officer will receive. For new hires or promotions to a particular executive level, we consider:
•	the individual experience, education and skills of the particular executive;

•	for promotion candidates, the executive’s prior performance and length of service with us;

•	the salaries of other executives at that level, if any; and

•	other special circumstances that may apply to the particular executive.
     We believe that, generally, the salary levels we set for our named executive officers are less, and in some cases significantly less, than competitive compensation for an executive who:
•	is fully experienced and educated as required by the position;

•	is a strong performer and strong leader who makes solid contributions; and

•	possesses a full skill set for his or her position and applies those skills successfully.
     Increases in base salary are used to reward executives for their positive performance in the preceding year and to ensure that their salaries remain competitive. In 2007, our compensation committee used a comprehensive evaluation process to determine increases in the base salary for our chief executive officer and our chairman. In this process, the compensation committee first informally evaluates the performance of the chief executive officer and the chairman during the year based upon their respective periodic reports to and meetings with the board of directors. The compensation committee also receives periodic reports from other members of management to assist it in determining the chief executive officer’s and the chairman’s overall effectiveness. The compensation committee also examines a series of objective criteria tied to our performance, which includes, among other things:
•	the development of company-wide strategies and goals;

•	achieving or exceeding revenue and profit goals outlined in our budgets; and

•	improvements in employee growth and turnover rates.
     The compensation committee believes that this evaluative process allows it to obtain a complete and overall picture of the chief executive officer’s and chairman’s effectiveness during the year. The use of these objective criteria also ensures that salary adjustments reflect positive performance that can be tied to measurable increases in stockholder value. For 2007, we did not increase Dr. Hsiao’s or Dr. Hsu’s base salary. We believe that this decision appropriately promoted the alignment between the interests of our executive officers and stockholders while we sought to regain compliance with our public reporting requirements.
     As of September 1, 2006, increases in Mr. Doll’s base salary through September 1, 2009 were fixed by the terms of his employment agreement with us. See “— Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers — Employment Agreement with David S. Doll.” Mr. Doll was our only named executive officer whose base salary increases were fixed in this manner. The principal reason for fixing his increases was our hope that, because the employment agreement effectively provided Mr. Doll with the security of guaranteed increases in base salary regardless of company performance or market conditions, we would be more likely to retain Mr. Doll’s services over the full term of his employment agreement. In return, Mr. Doll gave up the right to receive salary increases that would be directly tied to his or our performance, which may ultimately have been higher (but could have been lower) than the guaranteed increases under his employment agreement.

     In determining the amount of each annual salary increase to be specified in Mr. Doll’s agreement, we compared proposed increases with the Radford survey data. Based upon information available when the employment agreement was being prepared, the salary increases incorporated into the agreement fell between the 50th and 75th percentiles of the Radford data. While these increases were higher than those given by the companies with which our executive salaries are generally comparable, the compensation committee believed that a higher compensation level was warranted in Mr. Doll’s case, as pharmaceutical sales and marketing executives with Mr. Doll’s experience are in relatively high demand. The committee also believed that providing Mr. Doll with a higher relative level of salary increases was warranted because his expected performance in developing new relationships with alliance agreement partners would significantly enhance our financial performance and results of operations and, in turn, lead to increases in stockholder value.
     As for our other named executive officers, base salary adjustments are evaluated and proposed by the chief executive officer, whose proposals are reviewed by the compensation committee. At the beginning of each year, a set of objectives is prepared for, and discussed with, each such named executive officer. These objectives are tailored to each individual executive and are based upon his or her job responsibilities and on certain of our results of business and financial performance that reflect directly upon the executive’s duties. These objectives might include, for example:
•	achieving objective operating or financial metrics associated with the executive’s role, such as sales, product development milestones and activity levels, operating efficiency and product reliability;

•	developing and implementing particular policies, procedures and systems necessary for the smooth and proper operation or function of the particular business unit; and

•	hiring and retaining appropriate personnel to support specific business units.
     For 2007, we established these objectives to reflect our compensation philosophy of using pay to encourage and reward our named executive officers’ positive performance, as the achievement of the goals directly impacts whether base salaries are increased and the amount of any such increase. Some of the objectives established in 2007 required the executive to have met specific operating metrics, such as achieving increases in operating efficiency or submitting to the FDA a stated number of ANDAs. These objectives were consistent with our philosophy of aligning the interests of our executives with those of our stockholders, because we believe the achievement of these goals had a direct or indirect impact on our results of operations, financial performance or profitability.

     The criteria we established to determine the increases in base salary of our named executive officers are the same as those we use to determine their respective annual cash incentive awards (for the purposes of the increases in base salary, the compensation committee determined that the individual goals of Dr. Hsu and Dr. Hsiao were similar). See “— Annual Cash Incentive Awards” below for a description of the types of individual and corporate performance goals, the achievement of which we evaluate to determine the named executive officer’s salary increase.
     In addition to the information provided by these evaluations, in an effort to maintain pay equity, the chief executive officer generally developed in 2007 base salary increases for these other named executive officers consistently among executives serving in similar capacities and with similar levels of responsibility. The amount of a named executive officer’s base salary may also serve as a reference point for determining the amount of his or her other compensation elements. For example, in 2007, the potential maximum annual cash incentive award for each executive was derived from a percentage of the executive’s base salary.
     For 2007, we increased Mr. Koch’s and Mr. Hildenbrand’s base salary to reward them for their achievement in substantial part of stated performance goals during the year. Specific performance goal and achievement information for each of these named executive officers is provided below in “— Annual Cash Incentive Awards.”
     We also found these increased base salaries appropriate and competitive, not only based on our review of the overall performance evaluations for each of Mr. Koch and Mr. Hildenbrand, but also in light of our overall corporate and financial performance in 2007. We also considered and analyzed these increases in the context of their overall total compensation package to confirm that their total compensation was competitive with that of life sciences companies in the 25th to 50th percentile level of the Radford survey. These efforts support our compensation objective of providing competitive compensation to attract, motivate and retain top executive talent.
     Annual Cash Incentive Awards
     Through annual cash incentive awards, we provide our named executive officers with an increased cash compensation opportunity and reward them for attaining short-term, rather than long-term, individual and corporate goals. We believe that a meaningful amount of executive compensation should be variable and contingent on individual and corporate performance. Establishing executive compensation that is rewarded upon the achievement of these performance-based criteria, discussed in more detail below, supports our goal of providing incentives to our executives who dedicate their full efforts toward achieving our performance objectives, which in turn makes our business successful and contributes to increases in stockholder value in the short-term. Generally, our named executive officers who have been in their position during the year are eligible to receive these cash incentive awards. While our 1999 employment agreements with Drs. Hsiao and Hsu provide that their annual cash incentive payments will be equal, at the time of Dr. Hsiao’s appointment as non-executive Chairman in 2004 his agreement was orally modified to provide that only his annual cash incentive target would be the same as Dr. Hsu’s, with any actual award being based upon his and Dr. Hsu’s respective individual performance. Because Dr. Hsiao’s role was changing from an executive to a non-executive position, the compensation committee determined to forego any cash incentive award to Dr. Hsiao for 2006 and 2007 and to consider a future cash incentive award to him based upon a cumulative three-year review of his performance at the end of 2008.
     Annual cash incentive awards are generally calculated based upon two primary variables: a percentage of base salary and performance goals that must be achieved to earn the award. In an effort to maintain pay parity, executives at the same job level and with similar degrees of responsibility will generally be assigned the same percentage of base salary.
     With the exception of Mr. Doll’s annual cash incentive award percentage, which beginning in September 2006 was set at a target of 75% of his annual base salary in his employment agreement, the compensation committee evaluates and establishes base salary percentages for our named executive officers as part of the yearly compensation process. The establishment of a fixed cash incentive award percentage for Mr. Doll, which in 2007 was not provided for our other named executive officers, was consistent with our philosophy of seeking to attract, motivate and retain Mr. Doll for the term of the employment agreement and our belief at that time that Mr. Doll’s successful performance would contribute directly to our stockholder value during such term. Although the compensation committee employs its discretion in setting these percentages, its decisions in 2007 were generally guided by the overall objectives to maintain pay parity among executives with similar titles and responsibilities and to provide competitive compensation that is generally compatible with that provided by companies between the 25th and 50th percentiles of Radford’s peer group. Thus, the compensation committee sets these base salary percentages on a position-by-position basis each year. For 2007, the annual award target percentage for each of our named executive officers (other than Dr. Hsiao) was set at 75% of base salary, consistent with and in furtherance of the compensation objectives and philosophies described above. Once set, the compensation committee has the discretion to pay at above or below these percentage targets depending on our overall financial and operational performance and individual performance. The actual payments it established for 2007 were below the percentage targets.

     To determine whether or how much cash incentive compensation is to be received, each named executive officer is also evaluated against specified performance goals that are designed to ensure that payment of annual incentive compensation is tied to measurable positive performance and increases in stockholder value.
     During the first quarter of 2007, the board of directors and the compensation committee established individual goals for the chief executive officer. With respect to each other named executive officer, during the first quarter of 2007 the chief executive officer developed with each executive specific individual performance goals and a set of corporate or company-wide goals. Individual goals were customized to the applicable executive and reflected the responsibilities and duties that we believe the executive should fulfill in connection with his or her particular position. Corporate goals reflected company performance as a whole and included criteria based on the company’s achievement of particular performance targets, such as revenue and net income. The establishment of individual and corporate goals in 2007 was tied to and consistent with our compensation philosophy, as described above in “— Base Salary.”
     With the exception of the chief executive officer, in 2007 individual goals comprised two-thirds of the total possible cash incentive compensation. Our chief executive officer’s cash incentive award is generally determined based entirely upon individual goals, as our compensation committee believes it is important to have our chief executive officer’s cash compensation be determined by reference to the special contributions this officer can make to our overall growth and development. In 2007, we preferred to emphasize individual goals because we believed it was important to provide short-term, cash rewards to our named executive officers for performance that meets and exceeds what is expected of them. Used this way, our cash compensation program in 2007 rewarded demonstration of the types of performance, and the presence of executive skill sets, that in our experience are directly attributable to our growth and an increase in value to our stockholders.
     The following table provides the individual performance goals used to determine cash incentive compensation in 2007, and our determination as to the achievement in 2007 of those goals, for each named executive officer who participated in the cash incentive program.

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

Larry Hsu	Regain compliance with SEC reporting obligations	15%	Compliance not regained, but several significant milestones attained, including the advice of the SEC’s Office of the Chief Accountant of our method of revenue recognition.	10%

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

	Meet or exceed revenue and profit targets	25%	Revenue and net profit targets were exceeded.	25%

	Establish company long-term goals, strategy and planning for 2007-2010	10%	Accomplished.	10%

	Submit a specified number of ANDAs	10%	Accomplished.	10%

	Review employee compensation program and improve turnover rate	5%	Accomplished. Turnover rate reduced.	5%

	Respond timely to FDA deficiency items to achieve early 2008 approval	10%	Timely response to all deficiency items and requests, but FDA approval not received.	5%

Arthur A. Koch, Jr.	Regain compliance with SEC reporting obligations	20%	Effort exceeded expectations, but compliance not regained.	15%

	Participate and support 2007 compensation plans	2%	Accomplished.	2%

	Develop leadership and supervisory skills training for direct reports	2%	Worked closely with direct reports to instill leadership skills. Outside training effected where necessary.	1.5%

	Formalize succession plan	2%	Worked to develop plan. Not complete.	1%

	Enhance IT service levels to identify bottlenecks and develop efficiencies to support growth	5%	Accomplished.	5%

	Define system requirements for financial general ledger systems to support new methods of revenue recognition by year-end 2007	5%	Accomplished.	5%

	Perform monthly analyses of budget variances at the operating department level	5%	Accomplished.	5%

	Maintain coordination with sales and marketing to ensure highest level of internal and external customer support and provide national account managers with support on any development affecting their accounts by way of sales operations	5%	Efforts were made to meet all objectives. Further attention is required.	3.5%

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

	Seek additional funding for branded products	4%	A funding strategy was developed. The funding decision was deferred.	4%

David S. Doll	If approved by management, successfully launch certain new products and achieve budget objectives	15%	Successfully launched each new product approved by management. Certain budgeted goals not met.	10%

	Develop relationships and maximize certain opportunities with our alliance agreement partners	10%	The majority of these goals were met.	6.7%

	Develop and implement a marketing plan and configure sales force for certain branded products, and submit a specified number of ANDAs	10%	Accomplished.	10%

	(v) Work with management to seek off-balance funding for brand operations by end of fiscal 2007 (vi) Achieve formulation or technology in-license for at least 5 products (vii) Work with management to develop strategic acquisition opportunities (viii) Develop and implement a strategy for future business development	10%	(v) Not accomplished. (vi) Formulation or technology in-licensing completed for 2 products. (vii) Accomplished. (viii) Accomplished.	8%

	Develop and implement policies and procedures within sales and marketing area for Sarbanes-Oxley Act of 2002 compliance purposes	5%	Accomplished.	5%

Charles V. Hildenbrand	Achieve customer service level goals with respect to shipping products within 2 days after receipt of order	8% (2%/qtr)	Accomplished in two quarters.	4%

		% of		% of
		Salary		Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

	Achieve incident rate level goals	4% (1%/qtr)	Accomplished.	4%

	Achieve cost of rejected batch rate goals	4% (1%/qtr)	Accomplished.

	Pass all regulatory inspections, close all open major internal audit items of record as of January 1, 2007 and avoid recalls due to good manufacturing practice compliance or product defect	4%	Accomplished but for minimal recalls due to stability failures.	3%

	Cost of goods sold below target	8% (2%/qtr)	Accomplished.	8%

	Achieve an increase in operating efficiency above target by October 30, 2007	4%	Efficiency improved, but goal not met.	2%

	Construct and qualify expansion of selected manufacturing facility by June 30, 2007	5%	Accomplished on July 5, 2007.	4%

	Provide timely support to Taiwan manufacturing facility	3%	Accomplished.	3%

	Achieve pharmacovigilance report approval within 2 months of initiation of manufacturing per product per strength	3%	Accomplished in significant majority of opportunities.	2%

	Hire a Director/Sr. Director/VP of manufacturing department	2%	Accomplished.	2%

	Transfer Colestipol tablet to a contract manufacturing organization and initiate routine manufacturing by September 30, 2007	3%	Transfer not yet completed.	2%

	Submit a specified number of ANDAs	2%	Accomplished.	2%
     Except with respect to the chairman (who did not receive any cash incentive compensation in 2007) and the chief executive officer, in 2007, corporate performance goals represented one-third of the total weight in determining the named executive officer’s annual cash incentive awards, which we believe was appropriate to reflect our philosophy that executive performance must benefit our company in ways that can be objectively measured and quantified.
     For 2007, our corporate performance goals were comprised of a revenue-based goal and a profit-based goal, and we used non-GAAP financial measures in defining these goals. Because we defer a substantial portion of the revenue realized under our alliance agreements, we do not believe our results determined in accordance with GAAP provide as accurate a measure of our executives’ annual contribution to corporate performance as a non-GAAP financial measure which reflects the flows of the products subject to these agreements to drug wholesalers and other ultimate customers as reported to us by our marketing partners.
     The 2007 corporate performance goals were recommended by our chief executive officer and set by the compensation committee based on their assessment of current and anticipated market and other conditions affecting our business and the goals. In the view of the compensation committee, payout on these performance goals in 2007 required substantial achievement by each named executive officer. Because our 2007 revenue-based and profit-based performance goals were ultimately achieved at these targets, all named executive officers received a cash incentive award payout based upon the achievement of such performance. The use of identical performance goals tied to substantive increases in the revenue- and profit-based criteria for all of our named executive officers supports our stated compensation philosophies of rewarding named executive officers for positive performance, aligning the interests of our executives with those of our stockholders and maintaining executive cohesion and teamwork through the implementation of similar pay structures for our executives.
     For 2008, corporate performance goals have been set in a similar manner as those in 2007. As a result, these goals were set by the compensation committee so that they are reasonably likely, but by no means certain, of being attained. Our continued use of these corporate performance goals in 2008 with respect to our named executive officers is tied to the compensation objectives described above.
     All performance goals are disclosed to and discussed with each executive at the beginning of the year. An executive must generally be actively employed by us on the payment date to receive an annual cash incentive award. Each set of performance goals counts for a portion of the total potential bonus that may be received, and items constituting individual performance goals are individually weighted. The portion of the bonus based on overall corporate performance is earned in full if the goals are met. Payouts of cash incentive awards are determined in part by the compensation committee’s or chief executive officer’s determination as to whether such goals were achieved in whole or in part. See “— Summary Compensation Table” and “— Grants of Plan-Based Awards During Fiscal Year Ended December 31, 2007” for

the amounts related to actual cash incentive awards paid out by us and the target annual cash incentive awards for 2007 performance.
     Equity Awards
     We maintain the Impax Laboratories, Inc. 2002 Amended and Restated Equity Incentive Plan for the purpose of granting stock options and other equity-based awards, such as stock appreciation rights (commonly known as SARs) and stock bonus awards (also known as restricted stock awards), to our employees, including our named executive officers. We have historically granted to our named executive officers only stock options, including incentive stock options and non-qualified stock options, under the 2002 plan. During 2007 (as well as 2006 and 2005 as to certain named executive officers) we did not grant any equity awards to any of our named executive officers. In 2007, our compensation committee believed that it was inappropriate to grant equity awards to our named executive officers (except with respect to the awards granted under Mr. Doll’s employment agreement) while we were in the process of regaining compliance with our public reporting requirements. We may consider making awards of stock options or other equity incentive awards to our named executive officers in 2008.
     Option awards produce value to our named executive officers only if the price of our stock appreciates, and then only to the extent of the excess of our stock price over the exercise price of the option. Our stock options are granted with an exercise price equal to the fair market value on the date of grant to avoid providing any immediate benefit to the named executive officer upon grant. Option awards also link the interests of our executives to our stockholders in that the exercise of an option would result in the executive being issued shares of our common stock. Because they generally vest incrementally over time, options create an incentive for named executive officers to continue their employment with us for extended periods after the initial grant.
     We have established procedures for granting equity awards to all of our eligible employees, including our named executive officers. Each year we establish a stock option or stock bonus award amount (the “equity compensation award”) for each level of responsibility within our organization, subject to approval by the compensation committee. In arriving at the option component of the equity compensation award, we use a number of factors, including the grant date fair value of the option as determined by SFAS No. 123R and the percentage of total shares outstanding that each option would represent if exercised in full. Grants are made in the following three ways:
•	New hires and promotions. During the first week of the third month of each calendar quarter we grant an equity compensation award to any employee who was hired or promoted during the preceding quarter (the grant to promoted employees being made only to the extent necessary to make their equity compensation award comparable to those made to others at the new level of responsibility).

•	Annual grants. During the second two weeks of each October we make a grant equal to half the current applicable equity compensation award to each eligible employee.

•	Special grants. During the final week of each June and December, we make special awards for exemplary individual performance to employees selected by the chief executive officer from a pool of candidates recommended by senior management.
     The board of directors or compensation committee, however, retains discretion, in appropriate circumstances, to provide a different amount of equity awards for both the new hire/promotion and the annual grants. We might, for example, increase the number of options above the specified amount if needed to retain an executive who would, upon leaving his current position, be required to forfeit a substantial unvested option or restricted stock position. We have not, and in the future do not intend to, time the award of any equity-based compensation to coincide with the release of favorable or unfavorable information about us.
     Our equity awards are issued as long-term compensation that generally vest over a period of four years. This is consistent with our philosophy of linking the financial interests of our named executive officers to that of stockholders. The long-term compensation balances the short-term compensation paid in the form of base salary and annual incentive awards. We strive to keep option grants at the same level as our cash and incentive compensation, i.e., between the 25th and 50th percentiles of companies included in the Radford survey.
     For all of our equity awards, we establish the amount to be awarded to each of our named executive officers based upon the level of each position. As part of our goal of maintaining pay parity wherever possible, we tend to grant the same or similar amounts of options to executives with similar titles and levels of responsibility. Grants of awards under the 2002 plan must be approved by the board of directors or a committee (or subcommittee) consisting of two or more outside directors. For all named executive officers, except our chief executive officer and chairman, option amounts and terms are generally proposed by our chief executive officer, subject to ultimate approval by the board of directors or compensation committee. Option grants to our chief executive officer and chairman are determined solely by the board of directors or compensation committee.

     In our September 2006 employment agreement with Mr. Doll, we agreed to grant him two awards of options and stock bonuses, subject in each case to approval by our stockholders of an amendment to our 2002 plan to provide enough shares of common stock to permit the issuance of these awards. For a discussion of these provisions, see “— Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers — Employment Agreement with David S. Doll.”
     Unlike options, stock bonus awards provide value to our named executive officers immediately upon grant and increase in value based upon increases in the market price for our common stock. Also, unlike base salary and annual cash incentive awards, stock bonus awards are designed to serve as compensation to reward long-term performance, as the awards do not fully vest until a period of seven years has elapsed. The vesting period of these stock bonus awards is substantially longer than the options we agreed to grant to Mr. Doll, which were subject to a four-year vesting period. As a result, the equity compensation to be awarded to Mr. Doll would effectively reward him for his performance over a substantially longer time frame than the option awards.
     Prior to agreeing to issue these awards, we had not issued stock bonus awards to any of our named executive officers, and, while we reserve the right to do so in the future, we presently do not have any intention to issue other stock bonus awards to our named executive officers. We also agreed to issue these awards even though we have generally suspended the granting of equity awards to our executive officers and did not otherwise make such grants in 2007, as discussed above. We decided to take a different approach to equity awards under Mr. Doll’s employment agreement primarily for the following reasons:
•	First, we determined that the executive having responsibility for our sales and marketing functions is a valuable asset to our company. Mr. Doll’s overall industry and sales experience allowed him to take on an increased amount of responsibility in his position, including business and product development and the growth of vital strategic relationships and alliance agreements’ partnerships.

•	Second, we recognized that there is significant competition in our industry for employees with Mr. Doll’s experience. We also became aware that many of our competitors have been increasingly using stock bonuses as an inducement to attract, retain and motive their key employees. As a result, we believed that stock bonus awards would need to be a key element in any compensation package we offered Mr. Doll.

•	Third, we believed that a central component of our ability to retain Mr. Doll as a key member of our management team was providing him with direct and tangible equity ownership in our company, which we could only do through stock bonus awards.
     We believe that our decision to grant these options and stock bonus awards to Mr. Doll as part of his employment agreement was consistent with many aspects of our overall compensation philosophy, including:
•	Aligning Mr. Doll’s interests with those of our stockholders and rewarding him for positive performance — we chose equity-based compensation to provide Mr. Doll with an economic benefit that increased in value only if our share price increased, thus aligning his interests with those of our stockholders. Also, because we believed that Mr. Doll’s contributions would have a direct positive impact on our operating and financial success, it was our view that increases in value of these equity-based awards stemming from our financial performance would reward him for efforts that generated direct or indirect increases in stockholder value.

•	Retaining and motivating Mr. Doll’s employment with us — we chose to grant equity awards with long-term vesting periods in an effort to retain his employment over an extended period of time. We also believed that the grant of equity awards that increased in value over time as our operating performance continued to improve would serve to encourage him to maintain positive performance with us in future years.

•	Balancing long-term and short-term performance goals — because Mr. Doll’s equity awards were to vest over a period of four and seven years, we believed that they served to counterbalance his base salary and cash incentive awards, which rewarded him for his achievement of short-term performance goals.
     We agreed with Mr. Doll that if our stockholders did not approve the issuance of the equity awards contemplated in that agreement, he would be entitled to receive the “economic benefits” of such awards, as determined by the compensation committee. In doing so, we wanted to provide Mr. Doll with the economic equivalent of these awards and not penalize him if for some reason our stockholders did not approve the amendments to the 2002 plan to permit their issuance. We also agreed that, upon exercise of his options, we would reimburse Mr. Doll for the difference, if any, between the exercise price he ultimately pays (which will be equal to the fair market value of our common stock on the date the options are deemed granted under SFAS No. 123R) and the exercise price he would have paid had the options been granted on the date of the employment agreement. We wanted to prevent Mr. Doll from suffering any economic loss or hardship upon exercising the options because the 2002 plan did not, on the date of the employment agreement, have sufficient shares to permit the award of his options.

     401(k) Plan and Non-Qualified Deferred Compensation Plan Contributions
     Retirement plans, in general, are designed to provide executives with financial security after their employment has terminated and, through the incremental vesting of our matching contributions to such plans over time, provide a retentive element to the overall pay package. Our named executive officers are eligible to participate in the Impax 401(k) Profit Sharing Plan, which allows them to contribute a portion of their base salary and bonus to support their financial needs upon retirement. For 2007, we also contributed to each participant’s account an amount equal to 50% of the amount contributed by the named executive officer, with our contribution not to exceed 3% of the participant’s annual total compensation. Our matching contributions to the 401(k) plan vest depending on the number of years the named executive officer has worked at our company, with all matching contributions vesting after the third year of service at the company. Amounts contributed to the 401(k) plan are invested in one or more investment fund options. Participants generally do not pay U.S. federal income tax on contributions to or earnings in the 401(k) plan until the participant makes withdrawals from his or her plan account.
     Our named executive officers also are eligible to participate in the Impax Laboratories, Inc. Executive Non-Qualified Deferred Compensation Plan, restated effective January 1, 2005. See “— Non-Qualified Deferred Compensation During Fiscal Year Ended December 31, 2007” and “— Narrative Disclosure to Non-Qualified Deferred Compensation Table.” For 2007, we made a matching contribution for each participant equal to 50% of the participant’s contribution, not to exceed 5% of the participant’s base pay and bonus per year. A participant’s account is notionally invested in one or more investment funds and the value of the account is determined with respect such investment allocations. We retain the discretion to reduce the level of matching contributions or eliminate them altogether, but we have not chosen to do so.
     These benefits are offered to provide financial security and peace of mind for our executives, and are consistent with our goal of attracting and retaining our executives. Because we do not provide either a qualified or a non-qualified defined benefit pension plan (often referred to as a SERP), we believe that the overall retirement plan benefits for our named executive officers are modest as compared to other public companies of our size. We also believe these contributions represent standard benefits that executive-level employees of public companies commonly receive. For these reasons, we do not take these matching contributions into consideration when setting other aspects of compensation for our executive officers.
     Employment Agreement with David S. Doll
     Stemming from the March 2006 decision of Barry R. Edwards to retire as our Chief Executive Officer, Mr. Edwards and Dr. Hsu decided that Mr. Doll, who was at the time our

Senior Vice President, Sales and Marketing, would continue to play a key role as a part of our senior management team. Prior to this time, Mr. Doll did not have an employment agreement with us.
     As part of the succession-planning process, we believed it was important to retain continuity in the executive commercial development function, given the importance of that role and its direct impact upon our future success. To retain Mr. Doll’s services and to provide him with a level of employment security, we offered Mr. Doll the possibility of entering into an employment agreement with us, which he accepted. In the months that followed, we discussed with Mr. Doll the framework for an employment agreement, with Mr. Edwards and Dr. Hsu leading these discussions for us. On September 1, 2006, after discussions between the parties had been successfully concluded, we entered into a three-year employment agreement with Mr. Doll, pursuant to which he was promoted to the position of Executive Vice President, Commercial Operations.
     Post-Employment and Change-in-Control Benefits
     We entered into employment agreements with each of Dr. Hsiao and Dr. Hsu in 1999 and with Mr. Doll in 2006. See “— Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers” for a summary of certain material terms of such agreements.
     As part of these employment agreements, we provide certain benefits upon:
•	a termination of employment due to the executive’s death or disability;

•	a termination of employment by us other than for cause, as defined in the employment agreement; or

•	a termination of employment by the executive for good reason, as defined in the employment agreement, including upon a change in control.
     In the case of each employment agreement, the terms of these arrangements were set through the course of arms-length negotiations with each of the named executive officers. As part of these negotiations, the compensation committee analyzed the terms of the same or similar arrangements for comparable executives employed by other companies in the Radford survey. This approach was used by the compensation committee in setting the amounts payable and the triggering events under the arrangements.
     Severance payments include a cash payment that is generally based upon the salary and annual incentive payment history of the named executive officer at issue. Severance benefits may also include the accelerated vesting of our matching contributions under the non-qualified deferred compensation plan, the accelerated vesting of stock options and stock bonus awards, and the extension of the exercisability of an award. We may also agree to “gross up” the amount of the executive’s severance payment to account for the executive’s excess parachute payment excise tax liability. The amount of this gross-up payment may be influenced by the value of options and stock bonus awards that vest on an accelerated basis.
     Generally speaking, we provide severance to our executives to give them financial peace of mind in the event they suffer an involuntary termination other than for cause. We believe that the risk or possibility of an involuntary termination or change in control creates uncertainty for named executive officers regarding their continued employment with us. These scenarios may include, among other things, a termination of employment or a change in an executive’s job location, position or duties, whether on an individual basis or due to an overall reduction in or change to our workforce, or a change in other members of senior management resulting from a change in control event. As a result, our severance benefits are linked to our compensation philosophy of encouraging the long-term retention of our executives.
     Severance benefits for a change in control are paid pursuant to a “single trigger”; that is, they are earned regardless of whether the executive has been terminated or demoted or has otherwise experienced any diminution in compensation or duties. We believe that a single trigger gives our executives a modest level of financial security and peace of mind in the event that we experience a change in control, regardless of whether the executive has suffered or will suffer any specific adverse employment circumstance.
     We believe that all of our severance and termination-related benefits are typical of those received by other executives in our industry in both structure and amount. See “— Potential Payments upon Termination or Change in Control” for a summary of these severance and change in control provisions, the amount of potential payments that our named executive officers might receive and the method by which these benefit levels were determined.
     Other Benefits and Perquisites
     Our named executive officers participate in a wide array of benefit plans that are available to all of our salaried employees generally, including medical, dental, life and long-term disability insurance plans. Most of these benefits provide financial security and peace of mind for employees and executives and are generally viewed as a standard part of basic employee benefits within our industry. We generally do not provide to our named executive officers any material compensation in the form of perquisites.

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